February 18, 2016

Via Edgar

Jaime G. John

Branch Chief

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3446

Re:                        Ashford Hospitality Prime, Inc.

Form 10-K for the year ended December 31, 2014

Filed on March 16, 2015

File No. 001-35972

Form 8-K

Filed on February 26, 2015

File No. 001-35972

Dear Ms. John:

Ashford Hospitality Prime, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission (“SEC”) dated January 13, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35972) filed on March 16, 2015 and the Company’s Form 8-K filed on February 26, 2015 (File No. 001-35972). On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses.

Form 10-K for the fiscal year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Financial Measures, page 89

1.  We note your response to comment one. In future filings please ensure your disclosure clearly indicates the source of the pre-acquisition results and adjustments made to those results, if any.

Ms. Jaime John

Securities and Exchange Commission

February 18, 2016

Response:

We acknowledge the Staff’s comment. In future filings we will indicate the source of pre-acquisition results and any adjustments made to those results.

Form 8-K filed February 26, 2015

Exhibit 99.1

2.  We note your response to comment two. In future filings, please revise your presentation of Hotel EBITDA as follows:

a. Reconcile to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K.

b. Present Actual Hotel Adjusted EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Comparable Hotel Adjusted EBITDA. Present Comparable Hotel Revenue in a similar manner if you wish to continue to present that measure.

c. Describe the source of pre-acquisition results and any adjustments made to those results. Additionally, consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors as indicated in your response.

d. To the extent that you continue to present Comparable Hotel Revenue or other measures that include pre-acquisition results, tell us how you considered providing the relevant non-GAAP disclosures.

Include within your response management’s proposed disclosure.

Response:

We acknowledge the Staff’s comment. In future filings we will (i) reconcile to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K; (ii) present Actual Hotel Adjusted EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Comparable Hotel Adjusted EBITDA, as well as present Comparable Hotel Revenue in a similar manner; and (iii) describe the source of pre-acquisition results and any adjustments made to those results. Additionally, as a result of our correspondence, we have removed the schedule entitled “Hotel Profit Operating Margin.”

We present Comparable Hotel Revenue and other measures that include pre-acquisition results because we believe that it is important to show the financial and operating trends of all of our hotels. We believe that presenting comparable historical financial and operating information inclusive of pre-acquisition results is more meaningful to readers than excluding pre-acquisition results. Such presentation more clearly presents current trends, and excluding pre-acquisition information causes current information to not be comparable to prior periods.

Ms. Jaime John

Securities and Exchange Commission

February 18, 2016

See Appendix A for our revised proposed disclosure using financial information as of and for the three months and year ended December 31, 2015. Also, as a result of our correspondence, we have included as Appendix B our original proposed draft disclosure using financial information as of and for the three months and year ended December 31, 2015.

3. Additionally, please tell us whether you have made any significant changes to your hotels after acquisition. To the extent that significant post-acquisition changes have been made, tell us how you concluded that combining pre-acquisition and post-acquisition was useful.

Response:

Upon acquisition, each hotel goes through a complete analysis to determine how financial and operating results can be improved. This is an ongoing process that is not unique to new hotels, but all hotels as management is continuously trying to improve financial and operating results for all hotels. One significant change that can be made is to replace the previous hotel manager in an effort to improve financial and operating results. Changing hotel managers is not always possible due to existing contractual obligations. As noted in response to comment #2 above, we believe that combining pre-acquisition and post-acquisition results is useful because it more clearly presents current trends, and excluding pre-acquisition information causes current information to not be comparable to prior periods.

4. We note that disclosure on page 10 reflects your key performance indicators on a pro forma basis and we further note certain key performance indicators included on page 1 are also presented on a pro forma basis. Please include balancing disclosure throughout future filings of these indicators excluding pre-acquisition amounts. Include within your response management’s proposed disclosure.

Response:

We acknowledge the Staff’s comment. In future filings we will include balancing disclosure of our key performance indicators. See Appendix A for our proposed disclosure using financial information as of and for the three months and year ended December 31, 2015.

Ms. Jaime John

Securities and Exchange Commission

February 18, 2016

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ Deric S. Eubanks

Deric S. Eubanks
Chief Financial Officer

Enclosures –

Appendix A: Revised proposed disclosure

Appendix B: Original proposed draft disclosure

Appendix A

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

(unaudited)

	December 31,	December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$105,039	$171,439
Investments in hotel properties, net	1,091,479	990,303
Restricted cash	33,135	29,646
Accounts receivable, net of allowance of $68 and $47, respectively	13,370	12,382
Inventories	1,451	696
Note receivable	8,098	8,098
Deferred costs, net	755	1,204
Prepaid expenses	3,132	2,422
Investment in AIM REHE Fund	48,365	—
Investment in Ashford Inc., at fair value	10,377	—
Derivative assets	753	35
Other assets	2,543	1,193
Intangible asset, net	23,160	2,542
Due from related party, net	371	541
Due from third-party hotel managers	10,722	5,504
Total assets	$1,352,750	$1,226,005

LIABILITIES AND EQUITY
Liabilities:
Indebtedness, net	$835,592	$761,727
Accounts payable and accrued expenses	43,568	29,273
Dividends payable	3,439	1,425
Unfavorable management contract liabilities	158	316
Due to Ashford Trust OP, net	528	896
Due to Ashford Inc.	6,369	2,546
Due to third-party hotel managers	1,158	954
Intangible liability, net	3,682	3,739
Other liabilities	1,181	1,131
Total liabilities	895,675	802,007

5.50% Series B cumulative convertible preferred stock, $0.01 par value, 2,600,000 shares issued and outstanding at December 31, 2015	62,248	—
Redeemable noncontrolling interests in operating partnership	61,781	149,555

Equity:
Common stock, $0.01 par value, 200,000,000 shares authorized, 28,471,775 and 24,464,163 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	285	245
Additional paid-in capital	435,660	375,063
Accumulated deficit	(97,086)	(96,404)
Total stockholders’ equity of the Company	338,859	278,904
Noncontrolling interest in consolidated entities	(5,813)	(4,461)
Total equity	333,046	274,443
Total liabilities and equity	$1,352,750	$1,226,005

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
REVENUE
Rooms	$62,575	$55,011	$255,443	$226,495
Food and beverage	21,526	18,366	79,894	67,854
Other	4,023	3,350	14,061	12,844
Total hotel revenue	88,124	76,727	349,398	307,193
Other	36	24	147	115
Total revenue	88,160	76,751	349,545	307,308
EXPENSES
Hotel operating expenses
Rooms	14,446	13,072	56,341	51,636
Food and beverage	14,609	11,920	53,535	44,297
Other expenses	24,337	20,515	93,742	80,593
Management fees	3,485	3,117	14,049	12,525
Total hotel operating expenses	56,877	48,624	217,667	189,051
Property taxes, insurance and other	4,736	4,047	18,517	16,174
Depreciation and amortization	11,440	10,550	43,824	40,686
Advisory services fee:
Base advisory fee	2,135	2,281	8,648	8,739
Incentive fee	3,822	—	3,822	—
Reimbursable expenses	411	433	1,827	1,690
Non-cash stock/unit-based compensation	1,745	564	3,592	2,105

Transaction costs	283	—	538	1,871
Corporate, general and administrative:
Non-cash stock/unit-based compensation	—	—	254	246
Other general and administrative	1,324	789	4,880	2,996
Total operating expenses	82,773	67,288	303,569	263,558
OPERATING INCOME	5,387	9,463	45,976	43,750
Equity in earnings (loss) of unconsolidated entity	1,292	—	(2,927)	—
Interest income	13	7	34	27
Other income	—	—	1,233	—
Interest expense	(9,029)	(9,372)	(35,254)	(37,203)
Amortization of loan costs	(740)	(500)	(2,575)	(1,828)
Write-off of loan costs and exit fees	—	—	(54)	—
Unrealized loss on investments	(1,988)	—	(7,609)	—
Unrealized loss on derivatives	(1,151)	(48)	(3,252)	(111)
INCOME (LOSS) BEFORE INCOME TAXES	(6,216)	(450)	(4,428)	4,635
Income tax (expense) benefit	108	(475)	(263)	(1,097)
NET INCOME (LOSS)	(6,108)	(925)	(4,691)	3,538
Income from consolidated entities attributable to noncontrolling interest	(1,346)	(1,844)	(2,414)	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	1,064	717	393	(496)
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	(6,390)	(2,052)	(6,712)	1,939
Preferred dividends	(893)	—	(1,986)	—
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(7,283)	$(2,052)	$(8,698)	$1,939

INCOME (LOSS) PER SHARE — BASIC AND DILUTED
Basic:
Net income (loss) attributable to common stockholders	$(0.26)	$(0.08)	$(0.34)	$0.08
Weighted average common shares outstanding – basic	28,331	24,954	25,888	24,473

Diluted:
Net income (loss) attributable to common stockholders	$(0.26)	$(0.08)	$(0.34)	$0.07
Weighted average common shares outstanding – diluted	28,331	24,954	25,888	33,325

Dividends declared per common share:	$0.10	$0.05	$0.35	$0.20

Amounts attributable to common stockholders:
Net income (loss) attributable to the Company	$(6,390)	$(2,052)	$(6,712)	$1,939
Preferred dividends	(893)	—	(1,986)	—
Net income (loss) attributable to common stockholders	$(7,283)	$(2,052)	$(8,698)	$1,939

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA

(in thousands)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014

Net income (loss)	$(6,108)	$(925)	$(4,691)	$3,538
Income from consolidated entities attributable to noncontrolling interest	(1,346)	(1,844)	(2,414)	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	1,064	717	393	(496)
Net income (loss) attributable to the Company	(6,390)	(2,052)	(6,712)	1,939

Interest income	(13)	(7)	(34)	(26)
Interest expense and amortization of loan costs	9,385	9,452	36,309	37,188
Depreciation and amortization	10,729	9,778	40,950	37,493
Income tax expense	(108)	475	263	1,097
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(1,064)	(717)	(393)	496

EBITDA available to the Company and OP unitholders	12,539	16,929	70,383	78,187

Amortization of unfavorable management contract liabilities	(39)	(39)	(158)	(158)
Write-off of loan costs and exit fees	—	—	54	—
Transaction costs	378	—	633	1,871
Gain on insurance settlements	(21)	(23)	(21)	(23)
Unrealized loss on investments	1,988	—	7,609	—
Unrealized loss on derivatives	1,151	48	3,248	111
Other income (1)	—	—	(1,233)	—
Compensation adjustment related to modified employment terms	—	—	—	573
Non-cash, non-employee stock/unit-based compensation	1,745	560	3,846	1,778
Strategic alternatives and other deal costs	61	—	973	—
Incentive fee (2)	2,548	—	2,548	—
Company’s portion of unrealized (gain) loss of AIM REHE Fund	(1,292)	—	2,927	—
Adjusted EBITDA available to the Company and OP unitholders	$19,058	$17,475	$90,809	$82,339

NOTES:

(1)         Other income, primarily consisting of net realized gain on marketable securities is excluded from Adjusted EBITDA.

(2)         The incentive fee is payable to Ashford Inc. in three annual installments. The deferred portion related to the second and third payments is excluded from Adjusted EBITDA on this schedule and will be included in future periods.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS (“FFO”) AND ADJUSTED FFO

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014

Net income (loss)	$(6,108)	$(925)	$(4,691)	$3,538
Income from consolidated entities attributable to noncontrolling interest	(1,346)	(1,844)	(2,414)	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	1,064	717	393	(496)
Preferred dividends	(893)	—	(1,986)	—
Net income (loss) attributable to common stockholders	(7,283)	(2,052)	(8,698)	1,939

Depreciation and amortization on real estate	10,729	9,778	40,950	37,493
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(1,064)	(717)	(393)	496

FFO available to common stockholders and OP unitholders	2,382	7,009	31,859	39,928

Preferred dividends	893	—	1,986	—
Unrealized loss on investments	1,988	—	7,609	—
Unrealized loss on derivatives	1,151	48	3,248	111
Other income (1)	—	—	(1,233)	—
Transaction costs	378	—	633	1,871
Gain on insurance settlements	(21)	(23)	(21)	(23)
Strategic alternatives and other deal costs	61	—	973	—
Compensation adjustment related to modified employment terms	—	—	—	573
Write-off of loan costs and exit fees	—	—	54	—
Incentive fee (2)	2,548	—	2,548	—
Company’s portion of unrealized (gain) loss of AIM REHE Fund	(1,292)	—	2,927	—

Adjusted FFO available to the Company and OP unitholders	$8,088	$7,034	$50,583	$42,460

Adjusted FFO per diluted share available to common stockholders and OP unitholders	$0.22	$0.21	$1.46	$1.27

Weighted average diluted shares	36,091	34,068	34,542	33,421

NOTES:

(1)         Other income, primarily consisting of net realized gain/loss on marketable securities is excluded from Adjusted FFO.

(2)         The incentive fee is payable to Ashford Inc. in three annual installments. The deferred portion related to the second and third payments is excluded from Adjusted FFO on this schedule and will be included in future periods.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

SUMMARY OF INDEBTEDNESS

DECEMBER 31, 2015

(dollars in thousands)

(unaudited)

							Comparable	Comparable
			Fixed-Rate	Floating-Rate		Total	TTM Hotel	TTM EBITDA
Indebtedness	Maturity	Interest Rate	Debt	Debt		Debt	EBITDA (5)	Debt Yield

GACC Sofitel - 1 hotel	March 2016	LIBOR + 2.30%	$—	$80,000	(3)	$80,000	$8,360	10.5%
Senior credit facility - Various	November 2016	LIBOR + 2.25% to 3.75%	—	—	(1)	—	N/A	N/A
Credit Agricole Pier House - 1 hotel	March 2017	LIBOR + 2.25% to 2.50%	—	70,000	(2)	70,000	9,728	13.9%
Wachovia Philly CY - 1 hotel	April 2017	5.91%	33,381	—		33,381	12,518	37.5%
Wachovia 3 - 2 hotels	April 2017	5.95%	122,374	—		122,374	20,249	16.5%
Wachovia 7 - 3 hotels	April 2017	5.95%	249,020	—		249,020	31,582	12.7%
Column Financial - 1 hotel	December 2017	LIBOR + 4.95%	—	40,000	(3)	40,000	3,845	9.6%
Apollo - 1 hotel	December 2017	LIBOR + 4.95%	—	42,000	(3)	42,000	9,156	21.8%
TIF Philly CY - 1 hotel	June 2018	12.85%	8,098	—		8,098	N/A	N/A
Aareal - 2 hotels	November 2019	LIBOR + 2.65%	—	195,359	(4)	195,359	27,818	14.2%
Total			$412,873	$427,359		$840,232	$123,256	14.7%

Percentage			49.1%	50.9%		100.0%
Weighted average interest rate			6.08%	3.39%		4.71%

All indebtedness is non-recourse with the exception of the senior credit facility.

(1) This credit facility has two one-year extension options subject to advance notice, certain conditions and a 0.25% extension fee beginning November 2016.

(2) On March 7, 2015, we refinanced our $69.0 million mortgage loan due September 2015 with a $70.0 million loan due March 2017 with three one-year extension options.  The new loan provides for a floating interest rate of LIBOR + 2.25%.

(3) This mortgage loan has three one-year extension options subject to satisfaction of certain conditions.

(4) This mortgage loan has two one-year extension options subject to satisfaction of certain conditions.

(5) See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

INDEBTEDNESS BY MATURITY ASSUMING EXTENSION OPTIONS ARE EXERCISED

DECEMBER 31, 2015

(in thousands)

(unaudited)

	2016	2017	2018	2019	2020	Thereafter	Total

Senior credit facility - Various	$—	$—	$—	$—	$—	$—	$—
Wachovia Philly CY - 1 hotel	—	32,532	—	—	—	—	32,532
Wachovia 3 - 2 hotels	—	119,245	—	—	—	—	119,245
Wachovia 7 - 3 hotels	—	242,202	—	—	—	—	242,202
TIF Philly CY - 1 hotel	—	—	8,098	—	—	—	8,098
GACC Sofitel - 1 hotel	—	—	—	80,000	—	—	80,000
Credit Agricole Pier House - 1 hotel	—	—	—	—	70,000	—	70,000
Column Financial - 1 hotel	—	—	—	—	40,000	—	40,000
Apollo - 1 hotel	—	—	—	—	42,000	—	42,000
Aareal - 2 hotels	—	—	—	—	—	177,486	177,486

Principal due in future periods	$—	$393,979	$8,098	$80,000	$152,000	$177,486	$811,563

Scheduled amortization payments remaining	8,856	7,526	2,939	3,120	3,312	2,916	28,669

Total indebtedness	$8,856	$401,505	$11,037	$83,120	$155,312	$180,402	$840,232

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

KEY PERFORMANCE INDICATORS

(unaudited)

	Three Months Ended
	December 31,
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance

ALL HOTELS:
Rooms revenue (in thousands)	$62,575	$3,765	$66,340	$55,011	$8,488	$63,499	4.47%
RevPAR	$178.74	$278.91	$182.46	$161.30	$381.27	$174.78	4.39%
Occupancy	78.59%	72.02%	78.34%	79.01%	62.98%	78.03%	0.40%
ADR	$227.45	$387.25	$232.91	$204.15	$605.41	$224.00	3.98%

	Year Ended
	December 31,
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance

ALL HOTELS:
Rooms revenue (in thousands)	$255,443	$32,154	$287,597	$226,495	$41,250	$267,745	7.41%
RevPAR	$186.76	$432.43	$199.43	$171.37	$346.29	$185.83	7.32%
Occupancy	82.32%	79.67%	82.19%	81.62%	70.12%	80.67%	1.88%
ADR	$226.87	$542.81	$242.66	$209.96	$493.85	$230.36	5.34%

NOTES:

(1)          The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)          All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

FOOTNOTES:

(A)        These amounts include immaterial comparability adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

HOTEL EBITDA

(dollars in thousands)

(unaudited)

ALL HOTELS:

	Three Months Ended
	December 31,
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance
REVENUE
Rooms	$62,575	$3,765	$66,340	$55,011	$8,488	$63,499	4.5%
Food and beverage	21,526	2,537	24,063	18,366	4,638	23,004	4.6%
Other	4,023	1,404	5,427	3,350	2,082	5,432	-0.1%
Total hotel revenue	88,124	7,706	95,830	76,727	15,208	91,935	4.2%

EXPENSES
Rooms	$14,446	$1,322	$15,768	$13,072	$2,027	$15,099	4.4%
Food and beverage	14,609	2,495	17,104	11,920	4,656	16,576	3.2%
Other direct	1,365	747	2,112	1,459	772	2,231	-5.3%
Other indirect	21,086	3,019	24,105	17,789	5,655	23,444	2.8%
Management fees, includes base and incentive fees	4,849	-42	4,807	3,895	446	4,341	10.7%
Total hotel operating expenses	56,355	7,541	63,896	48,135	13,556	61,691	3.6%
Property taxes, insurance, and other	4,740	166	4,906	4,065	372	4,437	10.6%
HOTEL EBITDA	27,029	-1	27,028	24,527	1,280	25,807	4.7%
Hotel EBITDA Margin	30.67%	-0.01%	28.20%	31.52%	8.42%	28.07%	0.13%

Minority interest in earnings of consolidated joint ventures	1,339	—	1,339	1,427	—	1,427	-6.2%
HOTEL EBITDA
excluding minority interest in joint ventures	$25,690	$-1	$25,689	$23,100	$1,281	$24,380	5.4%

ALL HOTELS:

	Year Ended
	December 31,
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance
REVENUE
Rooms	$255,443	$32,154	$287,597	$226,495	$41,250	$267,745	7.4%
Food and beverage	79,894	16,336	96,230	67,854	22,814	90,667	6.1%
Other	14,061	8,695	22,756	12,844	9,600	22,444	1.4%
Total hotel revenue	349,398	57,185	406,583	307,193	73,664	380,856	6.8%

EXPENSES
Rooms	$56,341	$8,882	$65,223	$51,636	$9,858	$61,494	6.1%
Food and beverage	53,535	14,614	68,149	44,297	20,751	65,048	4.8%
Other direct	4,476	3,957	8,433	5,466	3,803	9,269	-9.0%
Other indirect	80,211	17,853	98,064	68,420	24,479	92,898	5.6%
Management fees, includes base and incentive fees	21,847	1,869	23,716	17,924	2,280	20,204	17.4%
Total hotel operating expenses	216,410	47,175	263,585	187,743	61,171	248,913	5.9%
Property taxes, insurance, and other	18,453	1,289	19,742	16,163	2,214	18,377	7.4%
HOTEL EBITDA	114,535	8,721	123,256	103,287	10,279	113,566	8.5%
Hotel EBITDA Margin	32.78%	15.25%	30.32%	33.62%	13.95%	29.82%	0.50%

Minority interest in earnings of consolidated joint ventures	6,954	—	6,954	6,531	—	6,531	6.5%
HOTEL EBITDA
excluding minority interest in joint ventures	$107,581	$8,721	$116,302	$96,756	$10,279	$107,035	8.7%

NOTES:

(1)         The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained from the prior owner.The Company performed a limited review of the information as part of its analysis of the acquisition. Adjustments have been made to the pre-acquisition results as indicated below:

(a)           Management fee expense was adjusted to reflect current contractual rates

(b)          Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

(3)         These amounts include immaterial comparability adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

(4)         See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

FOOTNOTES:

(A)       These amounts include immaterial comparability adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY

(in thousands, except operating information)

(unaudited)

THE FOLLOWING TABLE PRESENTS SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY FOR THE TWELVE PROPERTIES INCLUDED IN THE ASHFORD PRIME PORTFOLIO:

	Three Months Ended December 31, 2015
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance

CAPITAL HILTON WASHINGTON DC
Selected Financial Information:
Rooms Revenue	$8,738	$—	$8,738	$8,795	$-64	$8,731	0.08%
Total Hotel Revenue	$12,440	$—	$12,440	$12,272	$299	$12,571	-1.04%
Hotel EBITDA	$3,033	$—	$3,033	$3,549	$—	$3,549	-14.54%
Hotel EBITDA Margin	24.38%	—	24.38%	28.92%	—	28.23%	-3.85%
Selected Operating Information:
RevPAR	$172.70	$—	$172.70	$174.77	$(1.28)	$173.49	-0.46%
Occupancy	79.48%	—	79.48%	81.58%	—	81.58%	-2.57%
ADR	$217.29	$—	$217.29	$214.25	$(1.57)	$212.68	2.17%

LA JOLLA HILTON TORREY PINES
Selected Financial Information:
Rooms Revenue	$5,072	$—	$5,072	$4,734	$-3	$4,731	7.21%
Total Hotel Revenue	$9,266	$—	$9,266	$8,546	$215	$8,761	5.76%
Hotel EBITDA	$2,321	$—	$2,321	$2,161	$—	$2,161	7.40%
Hotel EBITDA Margin	25.05%	—	25.05%	25.29%	—	24.67%	0.38%
Selected Operating Information:
RevPAR	$139.93	$—	$139.93	$130.60	$(0.09)	$130.51	7.22%
Occupancy	83.68%	—	83.68%	84.67%	—	84.67%	-1.17%
ADR	$167.22	$—	$167.22	$154.24	$(0.11)	$154.13	8.49%

CHICAGO SOFITEL WATER TOWER
Selected Financial Information:
Rooms Revenue	$6,605	$—	$6,605	$7,144	$—	$7,144	-7.54%
Total Hotel Revenue	$9,350	$—	$9,350	$10,303	$—	$10,303	-9.25%
Hotel EBITDA	$2,093	$—	$2,093	$2,899	$—	$2,899	-27.80%
Hotel EBITDA Margin	22.39%	—	22.39%	28.14%	—	28.14%	-5.75%
Selected Operating Information:
RevPAR	$173.00	$—	$173.00	$187.11	$—	$187.11	-7.54%
Occupancy	77.84%	—	77.84%	78.81%	—	78.81%	-1.22%
ADR	$222.24	$—	$222.24	$237.43	$—	$237.43	-6.40%

BARDESSONO HOTEL AND SPA
Selected Financial Information:
Rooms Revenue	$3,290	$—	$3,290	$—	$3,107	$3,107	5.89%
Total Hotel Revenue	$4,740	$—	$4,740	$—	$4,390	$4,390	7.97%
Hotel EBITDA	$1,193	$—	$1,193	$—	$902	$902	32.23%
Hotel EBITDA Margin	25.17%	—	25.17%	—	20.55%	20.55%	4.62%
Selected Operating Information:
RevPAR	$576.80	$—	$576.80	$—	$544.79	$544.79	5.88%
Occupancy	77.98%	—	77.98%	—	77.28%	77.28%	0.91%
ADR	$739.68	$—	$739.68	$—	$704.96	$704.96	4.92%

KEY WEST PIER HOUSE RESORT
Selected Financial Information:
Rooms Revenue	$4,581	$—	$4,581	$4,203	$—	$4,203	8.99%
Total Hotel Revenue	$5,691	$—	$5,691	$5,365	$—	$5,365	6.08%
Hotel EBITDA	$2,384	$—	$2,384	$2,234	$—	$2,234	6.71%
Hotel EBITDA Margin	41.89%	—	41.89%	41.64%	—	41.64%	0.25%
Selected Operating Information:
RevPAR	$350.64	$—	$350.64	$321.70	$—	$321.70	9.00%
Occupancy	89.11%	—	89.11%	86.28%	—	86.28%	3.27%
ADR	$393.50	$—	$393.50	$372.84	$—	$372.84	5.54%

PHILADELPHIA COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$6,731	$—	$6,731	$6,355	$—	$6,355	5.92%
Total Hotel Revenue	$8,310	$—	$8,310	$7,867	$77	$7,944	4.61%
Hotel EBITDA	$3,252	$—	$3,252	$2,966	$—	$2,966	9.64%
Hotel EBITDA Margin	39.13%	—	39.13%	37.70%	—	37.34%	1.80%
Selected Operating Information:
RevPAR	$146.62	$—	$146.62	$138.42	$—	$138.42	5.92%
Occupancy	80.63%	—	80.63%	79.89%	—	79.89%	0.93%
ADR	$181.85	$—	$181.85	$173.27	$—	$173.27	4.95%

PLANO MARRIOTT LEGACY TOWN CENTER
Selected Financial Information:
Rooms Revenue	$4,811	$—	$4,811	$4,404	$—	$4,404	9.24%
Total Hotel Revenue	$7,858	$—	$7,858	$7,500	$180	$7,680	2.32%
Hotel EBITDA	$2,568	$—	$2,568	$2,556	$—	$2,556	0.47%
Hotel EBITDA Margin	32.68%	—	32.68%	34.08%	—	33.28%	-0.60%
Selected Operating Information:
RevPAR	$129.44	$—	$129.44	$118.49	$—	$118.49	9.24%
Occupancy	66.92%	—	66.92%	66.22%	—	66.22%	1.06%
ADR	$193.43	$—	$193.43	$178.93	$—	$178.93	8.11%

	Three Months Ended December 31, 2015
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance

SAN FRANCISCO COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$8,252	$—	$8,252	$8,355	$—	$8,355	-1.23%
Total Hotel Revenue	$9,653	$—	$9,653	$9,698	$62	$9,760	-1.10%
Hotel EBITDA	$3,013	$—	$3,013	$3,131	$—	$3,131	-3.77%
Hotel EBITDA Margin	31.21%	—	31.21%	32.29%	—	32.08%	-0.87%
Selected Operating Information:
RevPAR	$221.48	$—	$221.48	$224.22	$—	$224.22	-1.22%
Occupancy	86.25%	—	86.25%	89.55%	—	89.55%	-3.68%
ADR	$256.79	$—	$256.79	$250.39	$—	$250.39	2.55%

SEATTLE COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$2,807	$—	$2,807	$2,690	$—	$2,690	4.35%
Total Hotel Revenue	$3,382	$—	$3,382	$3,181	$7	$3,188	6.09%
Hotel EBITDA	$1,328	$—	$1,328	$1,259	$—	$1,259	5.48%
Hotel EBITDA Margin	39.27%	—	39.27%	39.58%	—	39.49%	-0.23%
Selected Operating Information:
RevPAR	$122.07	$—	$122.07	$116.96	$—	$116.96	4.37%
Occupancy	74.76%	—	74.76%	74.26%	—	74.26%	0.68%
ADR	$163.27	$—	$163.27	$157.51	$—	$157.51	3.66%

SEATTLE MARRIOTT WATERFRONT
Selected Financial Information:
Rooms Revenue	$5,550	$—	$5,550	$5,050	$—	$5,050	9.90%
Total Hotel Revenue	$8,033	$—	$8,033	$6,969	$116	$7,085	13.38%
Hotel EBITDA	$2,919	$—	$2,919	$2,521	$—	$2,521	15.79%
Hotel EBITDA Margin	36.34%	—	36.34%	36.17%	—	35.58%	0.76%
Selected Operating Information:
RevPAR	$168.50	$—	$168.50	$153.33	$—	$153.33	9.89%
Occupancy	76.52%	—	76.52%	72.33%	—	72.33%	5.78%
ADR	$220.21	$—	$220.21	$211.98	$—	$211.98	3.88%

ST THOMAS RITZ-CARLTON
Selected Financial Information:
Rooms Revenue	$2,642	$3,765	$6,407	$—	$5,449	$5,449	17.58%
Total Hotel Revenue	$3,884	$7,706	$11,590	$—	$9,729	$9,729	19.13%
Hotel EBITDA	$1,489	$-1	$1,488	$—	$378	$378	293.62%
Hotel EBITDA Margin	38.34%	-0.01%	12.84%	—	3.89%	3.89%	8.95%
Selected Operating Information:
RevPAR	$863.30	$278.91	$386.89	$—	$329.02	$329.02	17.59%
Occupancy	73.17%	72.02%	72.23%	—	58.05%	58.05%	24.44%
ADR	$1,179.85	$387.25	$535.61	$—	$566.80	$566.80	-5.50%

TAMPA RENAISSANCE
Selected Financial Information:
Rooms Revenue	$3,495	$—	$3,495	$3,282	$—	$3,282	6.49%
Total Hotel Revenue	$5,517	$—	$5,517	$5,026	$132	$5,158	6.96%
Hotel EBITDA	$1,436	$—	$1,436	$1,251	$—	$1,251	14.79%
Hotel EBITDA Margin	26.03%	—	26.03%	24.89%	—	24.25%	1.78%
Selected Operating Information:
RevPAR	$129.65	$—	$129.65	$121.74	$—	$121.74	6.50%
Occupancy	74.55%	—	74.55%	77.17%	—	77.17%	-3.40%
ADR	$173.90	$—	$173.90	$157.75	$—	$157.75	10.24%

PRIME PROPERTIES TOTAL (12)
Selected Financial Information:
Rooms Revenue	$62,575	$3,765	$66,340	$55,011	$8,488	$63,499	4.47%
Total Hotel Revenue	$88,124	$7,706	$95,830	$76,727	$15,208	$91,935	4.24%
Hotel EBITDA	$27,029	$-1	$27,028	$24,527	$1,280	$25,807	4.73%
Hotel EBITDA Margin	30.67%	-0.01%	28.20%	31.52%	8.42%	28.07%	0.13%
Selected Operating Information:
RevPAR	$178.74	$278.91	$182.46	$161.30	$381.27	$174.78	4.39%
Occupancy	78.59%	72.02%	78.34%	79.01%	62.98%	78.03%	0.40%
ADR	$227.45	$387.25	$232.91	$204.15	$605.41	$224.00	3.98%

NOTES:

(1)             The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)             All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

(3)             See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

FOOTNOTES:

(A)           These amounts include immaterial comparability adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

SELECTED  FINANCIAL AND OPERATING INFORMATION BY PROPERTY

(in thousands, except operating information)

(unaudited)

THE FOLLOWING TABLE PRESENTS SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY FOR THE TWELVE PROPERTIES INCLUDED IN THE ASHFORD PRIME PORTFOLIO:

	Year Ended December 31,
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance

CAPITAL HILTON WASHINGTON DC
Selected Financial Information:
Rooms Revenue	$38,045	$—	$38,045	$37,060	$-239	$36,820	3.33%
Total Revenue	$54,423	$—	$54,423	$50,920	$1,207	$52,127	4.40%
Hotel EBITDA	$15,297	$—	$15,297	$15,183	$—	$15,183	0.75%
Hotel EBITDA Margin	28.11%	—	28.11%	29.82%	—	29.13%	-1.02%
Selected Operating Information:
RevPAR	$189.88	$—	$189.88	$186.11	$(1.20)	$184.91	2.69%
Occupancy	85.43%	—	85.43%	84.76%	—	84.76%	0.79%
ADR	$222.26	$—	$222.26	$219.56	$(1.42)	$218.15	1.88%

LA JOLLA HILTON TORREY PINES
Selected Financial Information:
Rooms Revenue	$23,463	$—	$23,463	$21,673	$-99	$21,574	8.76%
Total Revenue	$40,541	$—	$40,541	$36,393	$794	$37,187	9.02%
Hotel EBITDA	$12,521	$—	$12,521	$10,942	$—	$10,942	14.43%
Hotel EBITDA Margin	30.88%	—	30.88%	30.07%	—	29.42%	1.46%
Selected Operating Information:
RevPAR	$163.15	$—	$163.15	$150.71	$(0.69)	$150.02	8.75%
Occupancy	85.35%	—	85.35%	84.50%	—	84.50%	1.00%
ADR	$191.16	$—	$191.16	$178.35	$(0.81)	$177.54	7.67%

CHICAGO SOFITEL WATER TOWER
Selected Financial Information:
Rooms Revenue	$26,980	$—	$26,980	$25,534	$1,834	$27,368	-1.42%
Total Revenue	$37,322	$—	$37,322	$36,635	$3,130	$39,765	-6.14%
Hotel EBITDA	$8,360	$—	$8,360	$11,334	$-428	$10,906	-23.34%
Hotel EBITDA Margin	22.40%	—	22.40%	30.94%	-13.67%	27.43%	-5.03%
Selected Operating Information:
RevPAR	$178.11	$—	$178.11	$197.84	$81.87	$180.68	-1.42%
Occupancy	80.03%	—	80.03%	84.21%	58.81%	80.45%	-0.53%
ADR	$222.55	$—	$222.55	$234.93	$139.20	$224.57	-0.90%

BARDESSONO HOTEL AND SPA
Selected Financial Information:
Rooms Revenue	$6,855	$5,914	$12,769	$—	$12,124	$12,124	5.32%
Total Revenue	$9,684	$8,806	$18,490	$—	$17,212	$17,212	7.43%
Hotel EBITDA	$2,791	$1,054	$3,845	$—	$3,733	$3,733	3.00%
Hotel EBITDA Margin	28.82%	11.97%	20.80%	—	21.69%	21.69%	-0.89%
Selected Operating Information:
RevPAR	$628.17	$504.69	$564.23	$—	$535.76	$535.76	5.31%
Occupancy	79.69%	77.82%	78.72%	—	79.09%	79.09%	-0.46%
ADR	$788.25	$648.53	$716.73	$—	$677.44	$677.44	5.80%

KEY WEST PIER HOUSE RESORT
Selected Financial Information:
Rooms Revenue	$18,549	$—	$18,549	$13,877	$3,416	$17,293	7.26%
Total Revenue	$23,192	$—	$23,192	$17,669	$4,260	$21,929	5.76%
Hotel EBITDA	$9,728	$—	$9,728	$6,701	$1,938	$8,639	12.61%
Hotel EBITDA Margin	41.95%	—	41.95%	37.93%	45.49%	39.40%	2.55%
Selected Operating Information:
RevPAR	$357.88	$—	$357.88	$319.37	$407.75	$333.66	7.26%
Occupancy	90.15%	—	90.15%	85.18%	93.63%	86.55%	4.16%
ADR	$396.99	$—	$396.99	$374.92	$435.51	$385.52	2.98%

PHILADELPHIA COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$26,461	$—	$26,461	$23,997	$—	$23,997	10.27%
Total Revenue	$32,044	$—	$32,044	$29,379	$273	$29,652	8.07%
Hotel EBITDA	$12,518	$—	$12,518	$11,312	$-1	$11,311	10.67%
Hotel EBITDA Margin	39.07%	—	39.07%	38.50%	—	38.15%	0.92%
Selected Operating Information:
RevPAR	$145.28	$—	$145.28	$131.81	$—	$131.81	10.22%
Occupancy	82.62%	—	82.62%	79.40%	—	79.40%	4.05%
ADR	$175.85	$—	$175.85	$166.01	$—	$166.01	5.93%

PLANO MARRIOTT LEGACY TOWN CENTER
Selected Financial Information:
Rooms Revenue	$20,263	$—	$20,263	$18,222	$—	$18,222	11.20%
Total Revenue	$32,033	$—	$32,033	$28,879	$594	$29,473	8.69%
Hotel EBITDA	$11,087	$—	$11,087	$9,876	$—	$9,876	12.26%
Hotel EBITDA Margin	34.61%	—	34.61%	34.20%	—	33.51%	1.10%
Selected Operating Information:
RevPAR	$137.41	$—	$137.41	$123.57	$—	$123.57	11.20%
Occupancy	71.03%	—	71.03%	69.12%	—	69.12%	2.76%
ADR	$193.45	$—	$193.45	$178.78	$—	$178.78	8.21%

	Year Ended December 31,
	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition (A)	Comparable	Comparable
	2015	2015	2015	2014	2014	2014	% Variance

SAN FRANCISCO COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$35,988	$—	$35,988	$33,984	$—	$33,984	5.90%
Total Revenue	$41,938	$—	$41,938	$39,148	$238	$39,386	6.48%
Hotel EBITDA	$13,688	$—	$13,688	$13,065	$1	$13,066	4.76%
Hotel EBITDA Margin	32.64%	—	32.64%	33.37%	—	33.17%	-0.54%
Selected Operating Information:
RevPAR	$243.45	$—	$243.45	$229.90	$—	$229.90	5.89%
Occupancy	91.10%	—	91.10%	89.89%	—	89.89%	1.34%
ADR	$267.24	$—	$267.24	$255.75	$—	$255.75	4.49%

SEATTLE COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$14,153	$—	$14,153	$13,194	$—	$13,194	7.27%
Total Revenue	$16,259	$—	$16,259	$15,339	$36	$15,375	5.75%
Hotel EBITDA	$6,561	$—	$6,561	$6,209	$—	$6,209	5.67%
Hotel EBITDA Margin	40.35%	—	40.35%	40.48%	—	40.38%	-0.03%
Selected Operating Information:
RevPAR	$155.10	$—	$155.10	$144.59	$—	$144.59	7.27%
Occupancy	79.39%	—	79.39%	80.35%	—	80.35%	-1.19%
ADR	$195.37	$—	$195.37	$179.94	$—	$179.94	8.57%

SEATTLE MARRIOTT WATERFRONT
Selected Financial Information:
Rooms Revenue	$27,419	$—	$27,419	$25,044	$—	$25,044	9.48%
Total Revenue	$36,144	$—	$36,144	$32,103	$399	$32,502	11.21%
Hotel EBITDA	$14,640	$—	$14,640	$13,016	$—	$13,016	12.48%
Hotel EBITDA Margin	40.50%	—	40.50%	40.54%	—	40.05%	0.46%
Selected Operating Information:
RevPAR	$209.84	$—	$209.84	$191.66	$—	$191.66	9.49%
Occupancy	82.22%	—	82.22%	79.67%	—	79.67%	3.20%
ADR	$255.20	$—	$255.20	$240.56	$—	$240.56	6.09%

ST THOMAS RITZ-CARLTON
Selected Financial Information:
Rooms Revenue	$2,642	$26,240	$28,882	$—	$24,213	$24,213	19.28%
Total Revenue	$3,884	$48,379	$52,263	$—	$45,033	$45,033	16.05%
Hotel EBITDA	$1,489	$7,667	$9,156	$—	$5,036	$5,036	81.80%
Hotel EBITDA Margin	38.34%	15.85%	17.52%	—	11.18%	11.18%	6.34%
Selected Operating Information:
RevPAR	$863.30	$418.91	$439.61	$—	$368.54	$368.54	19.28%
Occupancy	73.17%	80.01%	79.69%	—	67.89%	67.89%	17.38%
ADR	$1,179.85	$523.57	$551.63	$—	$542.82	$542.82	1.62%

TAMPA RENAISSANCE
Selected Financial Information:
Rooms Revenue	$14,625	$—	$14,625	$13,910	$—	$13,910	5.14%
Total Revenue	$21,934	$—	$21,934	$20,726	$492	$21,218	3.37%
Hotel EBITDA	$5,855	$—	$5,855	$5,649	$—	$5,649	3.65%
Hotel EBITDA Margin	26.69%	—	26.69%	27.26%	—	26.62%	0.07%
Selected Operating Information:
RevPAR	$136.75	$—	$136.75	$130.07	$—	$130.07	5.14%
Occupancy	77.96%	—	77.96%	80.38%	—	80.38%	-3.00%
ADR	$175.40	$—	$175.40	$161.82	$—	$161.82	8.39%

PRIME PROPERTIES TOTAL (12)
Selected Financial Information:
Rooms Revenue	$255,443	$32,154	$287,597	$226,495	$41,250	$267,745	7.41%
Total Hotel Revenue	$349,398	$57,185	$406,583	$307,193	$73,663	$380,856	6.76%
Hotel EBITDA	$114,535	$8,721	$123,256	$103,287	$10,279	$113,566	8.53%
Hotel EBITDA Margin	32.78%	15.25%	30.31%	33.62%	13.95%	29.82%	0.50%
Selected Operating Information:
RevPAR	$186.76	$432.43	$199.43	$171.37	$346.29	$185.83	7.32%
Occupancy	82.32%	79.67%	82.19%	81.62%	70.12%	80.67%	1.88%
ADR	$226.87	$542.81	$242.66	$209.96	$493.85	$230.36	5.34%

NOTES:

(1)             The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)             All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

(3)             See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

FOOTNOTES:

(A)           These amounts include immaterial comparability adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

HOTEL REVENUE & EBITDA FOR TRAILING TWELVE MONTHS

(dollars in thousands)

(unaudited)

THE FOLLOWING SEASONALITY TABLE REFLECTS THE TWELVE HOTELS INCLUDED IN THE COMPANY’S OPERATIONS AT DECEMBER 31, 2015:

	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition	Comparable	Actual	Pre-acquisition	Comparable
	2015	2015	2015	2015	2015	2015	2015	2015	2015	2015	2015	2015
	4th Quarter	4th Quarter	4th Quarter	3rd Quarter	3rd Quarter	3rd Quarter	2nd Quarter	2nd Quarter	2nd Quarter	1st Quarter	1st Quarter	1st Quarter

Total Hotel Revenue	$88,124	$7,706	$95,830	$90,725	$10,597	$101,322	$92,800	$18,719	$111,519	$77,749	$20,163	$97,912
Hotel EBITDA	$27,029	$-1	$27,028	$30,081	$774	$30,855	$33,902	$3,457	$37,359	$23,523	$4,491	$28,014
Hotel EBITDA Margin	30.67%	-0.01%	28.20%	33.16%	7.30%	30.45%	36.53%	18.47%	33.50%	30.26%	22.27%	28.61%

EBITDA % of Total TTM	23.6%	0.0%	21.9%	26.3%	8.9%	25.0%	29.6%	39.6%	30.3%	20.5%	51.5%	22.7%

JV Interests in EBITDA	$1,339	$—	$1,339	$1,427	$—	$1,427	$2,513	$—	$2,513	$1,675	$—	$1,675

	Actual	Pre-acquisition	Comparable
	2015	2015	2015
	TTM	TTM	TTM

Total Hotel Revenue	$349,398	$57,185	$406,583
Hotel EBITDA	$114,535	$8,721	$123,256
Hotel EBITDA Margin	32.78%	15.25%	30.32%

EBITDA % of Total TTM	100.0%	100.0%	100.0%

JV Interests in EBITDA	$6,954	$—	$6,954

NOTES:

(1)         The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

(3)         See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

TOTAL ENTERPRISE VALUE

DECEMBER 31, 2015

(in thousands, except share price)

(unaudited)

December 31,
2015
End of quarter common shares outstanding	28,472
Partnership units outstanding (common stock equivalents)	4,375
Combined common shares and partnership units outstanding	32,847
Common stock price at quarter end	$14.50
Market capitalization at quarter end	$476,282
Series B convertible preferred stock	$65,000
Debt on balance sheet date	$840,232
Joint venture partner’s share of consolidated debt	$(48,840)
Net working capital (see below)	$(168,647)
Total enterprise value (TEV)	$1,164,027

Ashford Inc. Investment:
Common stock owned at end of quarter	195
Common stock price at quarter end	$53.25
Market value of Ashford Inc. investment	$10,377

Cash and cash equivalents	$101,623
Restricted cash	31,733
Accounts receivable, net	12,594
Prepaid expenses	2,964
Investment in AIM REHE, LP	48,365
Due from affiliates, net	(5,782)
Due from third-party hotel managers, net	9,818
Market value of Ashford Inc. investment	10,377
Total current assets	$211,693

Accounts payable, net & accrued expenses	$39,607
Dividends payable	3,439
Total current liabilities	$43,046

Net working capital*	$168,647

* Includes the Company’s pro rata share of net working capital in joint ventures.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

Anticipated Capital Expenditures Calendar (a)

		2015				Proposed 2016
	Rooms	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
		Actual	Actual	Actual	Actual	Estimated	Estimated	Estimated	Estimated
Courtyard Seattle	250	x
Hilton La Jolla Torrey Pines	394			x
Renaissance Tampa	293			x
Courtyard San Francisco	405							x
Marriott Seattle Waterfront	358								x

(a) Only hotels which have had or are expected to have significant capital expenditures that could result in displacement in 2015-2016 are included in this table.

Exhibit 1

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA

(in thousands)

(unaudited)

	Three Months Ended December 31, 2015
	Capital Hilton Washington DC	La Jolla Hilton Torrey Pines	Chicago Sofitel Water Tower	Bardessono Hotel & Spa	Key West Pier House Resort	Philadelphia Courtyard Downtown	Plano Marriott Legacy Town Center	San Francisco Courtyard Downtown	Seattle Courtyard Downtown	Seattle Marriott Waterfront	St. Thomas Ritz- Carlton	Tampa Renaissance	Hotel Total	Corporate / Allocated	Ashford Hospitality Prime, Inc.

Net income (loss)	$1,312	$1,002	$(223)	$461	$1,757	$1,286	$1,486	$2,435	$779	$1,797	$1,032	$564	$13,688	$(19,796)	$(6,108)
Income from consolidated entities attributable to noncontrolling interests	(358)	(274)	—	—	—	—	—	—	—	—	—	—	(632)	(714)	(1,346)
Net loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	1,064	1,064
Net income (loss) attributable to the Company	954	728	(223)	461	1,757	1,286	1,486	2,435	779	1,797	1,032	564	13,056	(19,446)	(6,390)
Non-property adjustments	(21)	2	1	—	—	—	—	—	(1)	—	5	—	(14)	14	—
Interest Income	—	(2)	—	—	—	(1)	—	(3)	—	(2)	(1)	—	(9)	(4)	(13)
Interest expense	—	—	516	—	—	505	—	—	—	—	104	—	1,125	7,904	9,029
Amortization of loan cost	—	—	176	—	—	8	—	—	—	—	10	—	194	546	740
Depreciation and amortization	1,562	1,499	1,584	578	662	1,448	1,035	578	533	976	114	871	11,440	—	11,440
Income tax expense (benefit)	69	(196)	—	—	—	4	—	—	—	—	37	—	(86)	(22)	(108)
Non-Hotel EBITDA ownership expense	113	16	39	154	(35)	2	47	3	17	148	188	1	693	(693)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	356	274	—	—	—	—	—	—	—	—	—	—	630	(630)	—
EBITDA including amounts attributable to noncontrolling interest	3,033	2,321	2,093	1,193	2,384	3,252	2,568	3,013	1,328	2,919	1,489	1,436	27,029	(12,331)	14,698
Less: EBITDA adjustments attributable to non-controlling interest	(360)	(351)	—	—	—	—	—	—	—	—	—	—	(711)	(384)	(1,095)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,064)	(1,064)
EBITDA attributable to the Company and OP unitholders	$2,673	$1,970	$2,093	$1,193	$2,384	$3,252	$2,568	$3,013	$1,328	$2,919	$1,301	$1,436	$26,318	$(13,779)	$12,539

Pre-acquisition Hotel EBITDA	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Comparable Hotel EBITDA	$3,033	$2,321	$2,093	$1,193	$2,384	$3,252	$2,568	$3,013	$1,328	$2,919	$1,488	$1,436	$27,028

NOTES:

(1)             The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)             All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA

(in thousands)

(unaudited)

	Three Months Ended December 31, 2014
	Capital Hilton Washington DC	La Jolla Hilton Torrey Pines	Chicago Sofitel Water Tower	Bardessono Hotel & Spa	Key West Pier House Resort	Philadelphia Courtyard Downtown	Plano Marriott Legacy Town Center	San Francisco Courtyard Downtown	Seattle Courtyard Downtown	Seattle Marriott Waterfront	St. Thomas Ritz-Carlton	Tampa Renaissance	Hotel Total	Corporate / Allocated	Ashford Hospitality Prime, Inc.

Net income (loss)	$1,467	$543	$674	$—	$1,604	$984	$1,548	$2,575	$774	$1,528	$—	$673	$12,370	$(13,295)	$(925)
Income from consolidated entities attributable to noncontrolling interests	(394)	(159)	—	—	—	—	—	—	—	—	—	—	(553)	(1,291)	(1,844)
Net loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	717	717
Net income (loss) attributable to the Company	1,073	384	674	—	1,604	984	1,548	2,575	774	1,528	—	673	11,817	(13,869)	(2,052)
Non-property adjustments	(12)	1	(1)	—	—	—	1	—	(11)	1	—	(1)	(22)	22	—
Interest Income	2	(1)	—	—	—	—	(1)	(3)	—	(2)	—	(1)	(6)	(1)	(7)
Interest expense	—	—	502	—	—	512	—	—	—	—	—	—	1,014	8,358	9,372
Amortization of loan cost	—	—	166	—	—	8	—	—	—	—	—	—	174	326	500
Depreciation and amortization	1,813	1,474	1,557	—	622	1,463	1,002	558	496	986	—	579	10,550	—	10,550
Income tax expense	28	129	—	—	—	3	—	—	—	—	—	—	160	315	475
Non-Hotel EBITDA ownership expense	252	15	1	—	8	(4)	6	1	—	8	—	1	288	(288)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	393	159	—	—	—	—	—	—	—	—	—	—	552	(552)	—
EBITDA including amounts attributable to noncontrolling interest	3,549	2,161	2,899	—	2,234	2,966	2,556	3,131	1,259	2,521	—	1,251	24,527	(5,689)	18,838
Less: EBITDA adjustments attributable to non-controlling interest	(428)	(345)	—	—	—	—	—	—	—	—	—	—	(773)	(419)	(1,192)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(717)	(717)
EBITDA attributable to the Company and OP unitholders	$3,121	$1,816	$2,899	$—	$2,234	$2,966	$2,556	$3,131	$1,259	$2,521	$—	$1,251	$23,754	$(6,825)	$16,929

Pre-acquisition Hotel EBITDA (A)	—	—	—	902	—	—	—	—	—	—	378	—	1,280
Comparable Hotel EBITDA	$3,549	$2,161	$2,899	$902	$2,234	$2,966	$2,556	$3,131	$1,259	$2,521	$378	$1,251	$25,807

NOTES:

(1)             The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)             All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

FOOTNOTES:

(A)           Pre-acquisition Hotel EBITDA amounts include immaterial adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA

(in thousands)

(unaudited)

	Year Ended December 31, 2015
	Capital Hilton Washington DC	La Jolla Hilton Torrey Pines	Chicago Sofitel Water Tower	Bardessono Hotel & Spa	Key West Pier House Resort	Philadelphia Courtyard Downtown	Plano Marriott Legacy Town Center	San Francisco Courtyard Downtown	Seattle Courtyard Downtown	Seattle Marriott Waterfront	St. Thomas Ritz-Carlton	Tampa Renaissance	Hotel Total	Corporate / Allocated	Ashford Hospitality Prime, Inc.

Net income (loss)	$8,222	$6,684	$(714)	$1,358	$7,124	$4,691	$6,854	$11,415	$4,453	$10,441	$1,032	$2,820	$64,380	$(69,071)	$(4,691)
(Income) loss from consolidated entities attributable to noncontrolling interests	(2,173)	(1,766)	—	—	—	—	—	—	—	—	—	—	(3,939)	1,525	(2,414)
Net loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	393	393
Net income (loss) attributable to the Company	6,049	4,918	(714)	1,358	7,124	4,691	6,854	11,415	4,453	10,441	1,032	2,820	60,441	(67,153)	(6,712)
Non-property adjustments	(19)	—	(1)	1	—	—	—	1	(1)	(2)	4	1	(16)	16	—
Interest Income	(1)	(2)	—	—	—	(2)	(1)	(13)	—	(7)	—	(2)	(28)	(6)	(34)
Interest expense	—	—	2,022	—	—	2,013	—	—	—	—	104	—	4,139	31,115	35,254
Amortization of loan cost	—	—	698	—	—	32	—	—	—	—	10	—	740	1,835	2,575
Depreciation and amortization	6,524	5,819	6,296	1,177	2,629	5,761	4,109	2,278	2,091	4,004	114	3,022	43,824	—	43,824
Income tax expense (benefit)	69	(25)	—	—	—	16	—	—	—	—	37	—	97	166	263
Non-Hotel EBITDA ownership expense	502	45	59	255	(25)	7	125	7	18	204	188	14	1,399	(1,399)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	2,173	1,766	—	—	—	—	—	—	—	—	—	—	3,939	(3,939)	—
EBITDA including amounts attributable to noncontrolling interest	15,297	12,521	8,360	2,791	9,728	12,518	11,087	13,688	6,561	14,640	1,489	5,855	114,535	(39,365)	75,170
Less: EBITDA adjustments attributable to non-controlling interest	(1,513)	(1,360)	—	—	—	—	—	—	—	—	—	—	(2,873)	(1,521)	(4,394)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(393)	(393)
EBITDA attributable to the Company and OP unitholders	$13,784	$11,161	$8,360	$2,791	$9,728	$12,518	$11,087	$13,688	$6,561	$14,640	$1,489	$5,855	$111,662	$(41,279)	$70,383

Pre-acquisition Hotel EBITDA	—	—	—	1,054	—	—	—	—	—	—	7,667	—	8,721

Comparable Hotel EBITDA	$15,297	$12,521	$8,360	$3,845	$9,728	$12,518	$11,087	$13,688	$6,561	$14,640	$9,156	$5,855	$123,256

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES HOTEL EBITDA BY LOAN POOL (in thousands) (unaudited)

GACC Sofitel - 1 hotel	$—	$—	$8,360	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,360
Credit Agricole Pier House - 1 hotel	—	—	—	—	9,728	—	—	—	—	—	—	—	9,728
Wachovia Philly CY - 1 hotel	—	—	—	—	—	12,518	—	—	—	—	—	—	12,518
Wachovia 3 - 2 hotels	—	—	—	—	—	—	—	13,688	6,561	—	—	—	20,249
Wachovia 7 - 3 hotels	—	—	—	—	—	—	11,087	—	—	14,640	—	5,855	31,582
Column Financial - 1 hotel	—	—	—	3,845	—	—	—	—	—	—	—	—	3,845
Apollo - 1 hotel	—	—	—	—	—	—	—	—	—	—	9,156	—	9,156
Aareal - 2 hotels	15,297	12,521	—	—	—	—	—	—	—	—	—	—	27,818
Total	$15,297	$12,521	$8,360	$3,845	$9,728	$12,518	$11,087	$13,688	$6,561	$14,640	$9,156	$5,855	$123,256

NOTES:

(1)             The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)             All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA

(in thousands)

(unaudited)

	Year Ended December 31, 2014
	Capital Hilton Washington DC	La Jolla Hilton Torrey Pines	Chicago Sofitel Water Tower	Bardessono Hotel & Spa	Key West Pier House Resort	Philadelphia Courtyard Downtown	Plano Marriott Legacy Town Center	San Francisco Courtyard Downtown	Seattle Courtyard Downtown	Seattle Marriott Waterfront	St. Thomas Ritz-Carlton	Tampa Renaissance	Hotel Total	Corporate / Allocated	Ashford Hospitality Prime, Inc.

Net income (loss)	$6,855	$4,454	$3,877	$—	$4,682	$3,489	$5,828	$10,857	$4,138	$9,092	$—	$3,398	$56,670	$(53,132)	$3,538
(Income) loss from consolidated entities attributable to noncontrolling interests	(1,819)	(1,207)	—	—	—	—	—	—	—	—	—	—	(3,026)	1,923	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(496)	(496)
Net income (loss) attributable to the Company	5,036	3,247	3,877	—	4,682	3,489	5,828	10,857	4,138	9,092	—	3,398	53,644	(51,705)	1,939
Non-property adjustments	(11)	(1)	—	—	—	—	—	—	(11)	—	—	—	(23)	23	—
Interest Income	1	(2)	—	—	—	(1)	(3)	(8)	(1)	(6)	—	(3)	(23)	(3)	(26)
Interest expense	—	—	1,696	—	—	2,041	—	—	—	—	—	—	3,737	33,466	37,203
Amortization of loan cost	—	—	564	—	—	32	—	—	—	—	—	—	596	1,232	1,828
Depreciation and amortization	7,592	5,976	5,182	—	1,999	5,705	3,934	2,196	1,957	3,895	—	2,249	40,685	1	40,686
Income tax expense	51	483	—	—	—	15	—	—	—	—	—	—	549	548	1,097
Non-Hotel EBITDA ownership expense	695	32	15	—	20	31	117	20	126	35	—	5	1,096	(1,096)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	1,819	1,207	—	—	—	—	—	—	—	—	—	—	3,026	(3,026)	—
EBITDA including amounts attributable to noncontrolling interest	15,183	10,942	11,334	—	6,701	11,312	9,876	13,065	6,209	13,016	—	5,649	103,287	(20,560)	82,727
Less: EBITDA adjustments attributable to non-controlling interest	(1,794)	(1,400)	—	—	—	—	—	—	—	—	—	—	(3,194)	(1,842)	(5,036)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	496	496
EBITDA attributable to the Company and OP unitholders	$13,389	$9,542	$11,334	$—	$6,701	$11,312	$9,876	$13,065	$6,209	$13,016	$—	$5,649	$100,093	$(21,906)	$78,187

Pre-acquisition Hotel EBITDA (A)	—	—	(428)	3,733	1,938	(1)	—	1	—	—	5,036	—	10,279

Comparable Hotel EBITDA	$15,183	$10,942	$10,906	$3,733	$8,639	$11,311	$9,876	$13,066	$6,209	$13,016	$5,036	$5,649	$113,566

NOTES:

(1)             The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)             All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

FOOTNOTES:

(A)           Pre-acquisition Hotel EBITDA amounts include immaterial adjustments to conform the Company’s 2014 actual amounts to the industry’s Uniform System of Accounts for the Lodging Industry Eleventh Revised Edition, which became effective January 1, 2015.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO HOTEL EBITDA

(in thousands)

(unaudited)

	2015	2015	2015	2015	2015
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	TTM

Net income	$11,356	$22,022	$17,314	$13,688	$64,380

Income from consolidated entities attributable to noncontrolling interests	(830)	(1,778)	(699)	(632)	(3,939)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—
Net income attributable to the Company	10,526	20,244	16,615	13,056	60,441
Non-property adjustments	(1)	(1)	—	(14)	(16)
Interest income	(4)	(4)	(11)	(9)	(28)
Interest expense	993	1,005	1,016	1,125	4,139
Amortization of loan cost	181	182	183	194	740
Depreciation and amortization	10,517	10,559	11,308	11,440	43,824
Income tax expense (benefit)	71	102	10	(86)	97
Non-Hotel EBITDA ownership expense	409	36	261	693	1,399

Income from consolidated entities attributable to noncontrolling interests	831	1,779	699	630	3,939
Hotel EBITDA including amounts attributable to noncontrolling interest	23,523	33,902	30,081	27,029	114,535

Pre-acquisition Hotel EBITDA	4,491	3,457	774	(1)	8,721

Comparable Hotel EBITDA	$28,014	$37,359	$30,855	$27,028	$123,256

NOTES:

(1)         The above comparable information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained from the prior owner. The Company performed a limited review of the information as part of its analysis of the acquisition.

Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa

Appendix B

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

(unaudited)

	December 31,	December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$105,039	$171,439
Investments in hotel properties, net	1,091,479	990,303
Restricted cash	33,135	29,646
Accounts receivable, net of allowance of $68 and $47, respectively	13,370	12,382
Inventories	1,451	696
Note receivable	8,098	8,098
Deferred costs, net	755	1,204
Prepaid expenses	3,132	2,422
Investment in AIM REHE Fund	48,365	—
Investment in Ashford Inc., at fair value	10,377	—
Derivative assets	753	35
Other assets	2,543	1,193
Intangible asset, net	23,160	2,542
Due from related party, net	371	541
Due from third-party hotel managers	10,722	5,504
Total assets	$1,352,750	$1,226,005

LIABILITIES AND EQUITY
Liabilities:
Indebtedness, net	$835,592	$761,727
Accounts payable and accrued expenses	43,568	29,273
Dividends payable	3,439	1,425
Unfavorable management contract liabilities	158	316
Due to Ashford Trust OP, net	528	896
Due to Ashford Inc.	6,369	2,546
Due to third-party hotel managers	1,158	954
Intangible liability, net	3,682	3,739
Other liabilities	1,181	1,131
Total liabilities	895,675	802,007

5.50% Series B cumulative convertible preferred stock, $0.01 par value, 2,600,000 shares issued and outstanding at December 31, 2015	62,248	—
Redeemable noncontrolling interests in operating partnership	61,781	149,555

Equity:
Common stock, $0.01 par value, 200,000,000 shares authorized, 28,471,775 and 24,464,163 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	285	245
Additional paid-in capital	435,660	375,063
Accumulated deficit	(97,086)	(96,404)
Total stockholders’ equity of the Company	338,859	278,904
Noncontrolling interest in consolidated entities	(5,813)	(4,461)
Total equity	333,046	274,443
Total liabilities and equity	$1,352,750	$1,226,005

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
REVENUE
Rooms	$62,575	$55,011	$255,443	$226,495
Food and beverage	21,526	18,366	79,894	67,854
Other	4,023	3,350	14,061	12,844
Total hotel revenue	88,124	76,727	349,398	307,193
Other	36	24	147	115
Total revenue	88,160	76,751	349,545	307,308
EXPENSES
Hotel operating expenses
Rooms	14,446	13,072	56,341	51,636
Food and beverage	14,609	11,920	53,535	44,297
Other expenses	24,337	20,515	93,742	80,593
Management fees	3,485	3,117	14,049	12,525
Total hotel operating expenses	56,877	48,624	217,667	189,051
Property taxes, insurance and other	4,736	4,047	18,517	16,174
Depreciation and amortization	11,440	10,550	43,824	40,686
Advisory services fee:
Base advisory fee	2,218	2,281	8,747	8,739
Incentive fee	3,822	—	3,822	—
Reimbursable expenses	326	433	1,727	1,690
Non-cash stock/unit-based compensation	1,747	564	3,593	2,105
Transaction costs	283	—	538	1,871
Corporate, general and administrative:
Non-cash stock/unit-based compensation	—	—	254	246
Other general and administrative	1,324	789	4,880	2,996
Total operating expenses	82,773	67,288	303,569	263,558
OPERATING INCOME	5,387	9,463	45,976	43,750
Equity in earnings (loss) of unconsolidated entity	1,292	—	(2,927)	—
Interest income	13	7	34	27
Other income	—	—	1,233	—
Interest expense	(9,029)	(9,372)	(35,254)	(37,203)
Amortization of loan costs	(740)	(500)	(2,575)	(1,828)
Write-off of loan costs and exit fees	—	—	(54)	—
Unrealized loss on investments	(1,988)	—	(7,609)	—
Unrealized loss on derivatives	(1,151)	(48)	(3,252)	(111)
INCOME (LOSS) BEFORE INCOME TAXES	(6,216)	(450)	(4,428)	4,635
Income tax (expense) benefit	108	(475)	(263)	(1,097)
NET INCOME (LOSS)	(6,108)	(925)	(4,691)	3,538
Income from consolidated entities attributable to noncontrolling interest	(1,346)	(1,844)	(2,414)	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	1,064	717	393	(496)
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	(6,390)	(2,052)	(6,712)	1,939
Preferred dividends	(893)	—	(1,986)	—
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(7,283)	$(2,052)	$(8,698)	$1,939

INCOME (LOSS) PER SHARE — BASIC AND DILUTED
Basic:
Net income (loss) attributable to common stockholders	$(0.26)	$(0.08)	$(0.34)	$0.08
Weighted average common shares outstanding — basic	28,331	24,954	25,888	24,473

Diluted:
Net income (loss) attributable to common stockholders	$(0.26)	$(0.08)	$(0.34)	$0.07
Weighted average common shares outstanding — diluted	28,331	24,954	25,888	33,325

Dividends declared per common share:	$0.10	$0.05	$0.35	$0.20

Amounts attributable to common stockholders:
Net income (loss) attributable to the Company	$(6,390)	$(2,052)	$(6,712)	$1,939
Preferred dividends	(893)	—	(1,986)	—
Net income (loss) attributable to common stockholders	$(7,283)	$(2,052)	$(8,698)	$1,939

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA

(in thousands)
(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
Net income (loss)	$(6,108)	$(925)	$(4,691)	$3,538
Income from consolidated entities attributable to noncontrolling interest	(1,346)	(1,844)	(2,414)	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	1,064	717	393	(496)
Net income (loss) attributable to the Company	(6,390)	(2,052)	(6,712)	1,939

Interest income	(13)	(7)	(34)	(26)
Interest expense and amortization of loan costs	9,385	9,452	36,309	37,188
Depreciation and amortization	10,729	9,778	40,950	37,493
Income tax expense	(108)	475	263	1,097
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(1,064)	(717)	(393)	496
Company’s portion of EBITDA of Ashford Inc.	276	—	402	—

EBITDA available to common stockholders and OP unitholders	12,815	16,929	70,785	78,187

Amortization of unfavorable management contract liabilities	(39)	(39)	(158)	(158)
Write-off of loan costs and exit fees	—	—	54	—
Transaction costs	378	—	633	1,871
Gain on insurance settlements	(21)	(23)	(21)	(23)
Unrealized loss on investments	1,988	—	7,609	—
Unrealized loss on derivatives	1,151	48	3,248	111
Other income (1)	—	—	(1,233)	—
Compensation adjustment related to modified employment terms	—	—	—	573
Non-cash, non-employee stock/unit-based compensation	1,747	560	3,847	1,778
Strategic alternatives and other deal costs	61	—	973	—
Incentive fee	3,822	—	3,822	—
Company’s portion of adjustments to EBITDA of Ashford Inc.	153	—	251	—
Company’s portion of unrealized (gain) loss of AIM REHE Fund	(1,292)	—	2,927	—
Adjusted EBITDA available to common stockholders and OP unitholders	$20,763	$17,475	$92,737	$82,339

(1) Other income, primarily consisting of net realized gain on marketable securities is excluded from Adjusted EBITDA.

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS (“FFO”) AND ADJUSTED FFO

(in thousands, except per share amounts)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Net income (loss)	$(6,108)	$(925)	$(4,691)	$3,538
Income from consolidated entities attributable to noncontrolling interest	(1,346)	(1,844)	(2,414)	(1,103)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	1,064	717	393	(496)
Preferred dividends	(893)	—	(1,986)	—
Net income (loss) attributable to common stockholders	(7,283)	(2,052)	(8,698)	1,939

Depreciation and amortization on real estate	10,729	9,778	40,950	37,493
Company’s portion of FFO of Ashford Inc.	197	—	266	—
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(1,064)	(717)	(393)	496

FFO available to common stockholders and OP unitholders	2,579	7,009	32,125	39,928

Preferred dividends	893	—	1,986	—
Unrealized loss on investments	1,988	—	7,609	—
Unrealized loss on derivatives	1,151	48	3,248	111
Other income (1)	—	—	(1,233)	—
Transaction costs	378	—	633	1,871
Gain on insurance settlements	(21)	(23)	(21)	(23)
Strategic alternatives and other deal costs	61	—	973	—
Compensation adjustment related to modified employment terms	—	—	—	573
Write-off of loan costs and exit fees	—	—	54	—
Incentive fee	3,822	—	3,822	—
Company’s portion of adjustments to FFO of Ashford Inc.	(174)	—	(264)	—
Company’s portion of unrealized (gain) loss of AIM REHE Fund	(1,292)	—	2,927	—
Adjusted FFO available to the Company and OP unitholders	$9,385	$7,034	$51,859	$42,460

Adjusted FFO per diluted share available to common stockholders and OP unitholders	$0.26	$0.21	$1.50	$1.27

Weighted average diluted shares	36,091	34,068	34,542	33,421

(1) Other income, primarily consisting of net realized gain/loss on marketable securities is excluded from Adjusted FFO.

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

SUMMARY OF INDEBTEDNESS

DECEMBER 31, 2015
(dollars in thousands)
(unaudited)

							Pro Forma	Pro Forma
			Fixed-Rate	Floating-Rate		Total	TTM Hotel	TTM EBITDA
Indebtedness	Maturity	Interest Rate	Debt	Debt		Debt	EBITDA (5)	Debt Yield
GACC Sofitel - 1 hotel	March 2016	LIBOR + 2.30%	$—	$80,000	(3)	$80,000	$8,360	10.5%
Senior credit facility - Various	November 2016	LIBOR + 2.25% to 3.75%	—	—	(1)	—	N/A	N/A
Credit Agricole Pier House - 1 hotel	March 2017	LIBOR + 2.25% to 2.50%	—	70,000	(2)	70,000	9,728	13.9%
Wachovia Philly CY - 1 hotel	April 2017	5.91%	33,381	—		33,381	12,518	37.5%
Wachovia 3 - 2 hotels	April 2017	5.95%	122,374	—		122,374	20,249	16.5%
Wachovia 7 - 3 hotels	April 2017	5.95%	249,020	—		249,020	31,582	12.7%
Column Financial - 1 hotel	December 2017	LIBOR + 4.95%	—	40,000	(3)	40,000	3,845	9.6%
Apollo - 1 hotel	December 2017	LIBOR + 4.95%	—	42,000	(3)	42,000	8,968	21.4%
TIF Philly CY - 1 hotel	June 2018	12.85%	8,098	—		8,098	N/A	N/A
Aareal - 2 hotels	November 2019	LIBOR + 2.65%	—	195,359	(4)	195,359	27,818	14.2%
Total			$412,873	$427,359		$840,232	$123,068	14.6%
Percentage			49.1%	50.9%		100.0%
Weighted average interest rate			6.08%	3.39%		4.71%

All indebtedness is non-recourse with the exception of the senior credit facility.

(1)    This credit facility has two one-year extension options subject to advance notice, certain conditions and a 0.25% extension fee beginning November 2016.

(2)     On March 7, 2015, we refinanced our $69.0 million mortgage loan due September 2015 with a $70.0 million loan due March 2017 with three one-year extension options.  The new loan provides for a floating interest rate of LIBOR + 2.25%.

(3)    This mortgage loan has three one-year extension options subject to satisfaction of certain conditions.

(4)    This mortgage loan has two one-year extension options subject to satisfaction of certain conditions.

(5)    See Exhibit 1 for reconciliation of net loss to hotel EBITDA.

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
INDEBTEDNESS BY MATURITY ASSUMING EXTENSION OPTIONS ARE EXERCISED

DECEMBER 31, 2015

(in thousands)

(unaudited)

	2016	2017	2018	2019	2020	Thereafter	Total

Senior credit facility - Various	$—	$—	$—	$—	$—	$—	$—
Wachovia Philly CY - 1 hotel	—	32,532	—	—	—	—	32,532
Wachovia 3 - 2 hotels	—	119,245	—	—	—	—	119,245
Wachovia 7 - 3 hotels	—	242,202	—	—	—	—	242,202
TIF Philly CY - 1 hotel	—	—	8,098	—	—	—	8,098
GACC Sofitel - 1 hotel	—	—	—	80,000	—	—	80,000
Credit Agricole Pier House - 1 hotel	—	—	—	—	70,000	—	70,000
Column Financial - 1 hotel	—	—	—	—	40,000	—	40,000
Apollo - 1 hotel	—	—	—	—	42,000	—	42,000
Aareal - 2 hotels	—	—	—	—	—	177,486	177,486

Principal due in future periods	$—	$393,979	$8,098	$80,000	$152,000	$177,486	$811,563

Scheduled amortization payments remaining	8,856	7,526	2,939	3,120	3,312	2,916	28,669

Total indebtedness	$8,856	$401,505	$11,037	$83,120	$155,312	$180,402	$840,232

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

KEY PERFORMANCE INDICATORS - PRO FORMA

(unaudited)

	Three Months Ended			Year Ended
	December 31,			December 31,
	2015	2014	% Variance	2015	2014	% Variance
ALL HOTELS:
Rooms revenue (in thousands)	$66,340	$63,499	4.47%	$287,597	$267,745	7.41%
RevPAR	$182.46	$174.78	4.39%	$199.43	$185.83	7.32%
Occupancy	78.34%	78.03%	0.40%	82.19%	80.67%	1.88%
ADR	$232.91	$224.00	3.98%	$242.66	$230.36	5.34%

NOTES:

(1)    The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)    All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3) See Exhibit 2 for reconciliation of actual key performance indicators to pro forma key performance indicators.

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
PRO FORMA HOTEL OPERATING PROFIT
(dollars in thousands)
(unaudited)

ALL HOTELS:

	Three Months Ended			Year Ended
	December 31,			December 31,
	2015	2014	% Variance	2015	2014	% Variance
REVENUE
Rooms	$66,340	$63,499	4.5%	$287,597	$267,745	7.4%
Food and beverage	24,062	23,004	4.6%	96,230	90,667	6.1%
Other	5,428	5,432	-0.1%	22,756	22,444	1.4%
Total hotel revenue	95,830	91,935	4.2%	406,583	380,856	6.8%

EXPENSES
Rooms	15,768	15,099	4.4%	65,223	61,494	6.1%
Food and beverage	17,104	16,576	3.2%	68,149	65,048	4.8%
Other direct	2,112	2,231	-5.3%	8,433	9,269	-9.0%
Indirect	24,293	23,444	3.6%	98,252	92,898	5.8%
Management fees, includes base and incentive fees	4,807	4,341	10.7%	23,716	20,204	17.4%
Total hotel operating expenses	64,084	61,691	3.9%	263,773	248,913	6.0%
Property taxes, insurance, and other	4,906	4,437	10.6%	19,742	18,377	7.4%
HOTEL OPERATING PROFIT (Hotel EBITDA)	26,840	25,807	4.0%	123,068	113,566	8.4%
Hotel EBITDA Margin	28.01%	28.07%	-0.06%	30.27%	29.82%	0.45%

Minority interest in earnings of consolidated joint ventures	1,339	1,427	-6.2%	6,954	6,531	6.5%
HOTEL OPERATING PROFIT (Hotel EBITDA), excluding minority interest in joint ventures	$25,501	$24,380	4.6%	$116,114	$107,035	8.5%

NOTES:

(1) The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2) All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3) See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
PRO FORMA HOTEL OPERATING PROFIT MARGIN
(unaudited)

THE FOLLOWING EBITDA MARGIN TABLE REFLECTS THE TWELVE HOTELS INCLUDED IN THE COMPANY’S OPERATIONS AT DECEMBER 31, 2015:

All Hotels
HOTEL OPERATING PROFIT (HOTEL EBITDA) MARGIN:

4th Quarter 2015	28.01%
4th Quarter 2014	28.07%
Variance	-0.06%

HOTEL OPERATING PROFIT (HOTEL EBITDA) MARGIN VARIANCE BREAKDOWN:

Rooms	-0.03%
Food & Beverage and Other Departmental	0.40%
Administrative & General	0.32%
Sales & Marketing	-0.28%
Hospitality	0.00%
Repair & Maintenance	0.19%
Energy	0.20%
Franchise Fee	0.00%
Management Fee	-0.03%
Incentive Management Fee	-0.26%
Insurance	-0.05%
Property Taxes	-0.24%
Other Taxes	0.00%
Leases/Other	-0.28%
Total	-0.06%

NOTES:

(1) The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31,2015, were owned as of the beginning of each of the periods presented.

(2) All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed.

Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3) See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

(4) See Exhibit 2 for reconciliation of actual hotel operating profit margin to pro forma hotel operating profit margin.

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
SELECTED PROFORMA FINANCIAL AND OPERATING INFORMATION BY PROPERTY
(in thousands, except operating information)
(unaudited)

THE FOLLOWING TABLE PRESENTS SELECTED FINANCIAL AND REPORTING INFORMATION BY PROPERTY FOR THE TWELVE PROPERTIES INCLUDED IN THE ASHFORD PRIME PORTFOLIO.

	Three Months Ended December 31,			Year Ended December 31,
	2015	2014	% Variance	2015	2014	% Variance
CAPITAL HILTON WASHINGTON DC
Selected Financial Information:
Rooms Revenue	$8,738	$8,731	0.08%	$38,045	$36,820	3.33%
Total Hotel Revenue	$12,440	$12,571	-1.04%	$54,423	$52,127	4.40%
EBITDA	$3,033	$3,549	-14.54%	$15,297	$15,183	0.75%
EBITDA Margin	24.38%	28.23%	-3.85%	28.11%	29.13%	-1.02%
Selected Operating Information:
RevPAR	$172.70	$173.49	-0.46%	$189.88	$184.91	2.69%
Occupancy	79.48%	81.58%	-2.57%	85.43%	84.76%	0.79%
ADR	$217.29	$212.68	2.17%	$222.26	$218.15	1.88%

LA JOLLA HILTON TORREY PINES
Selected Financial Information:
Rooms Revenue	$5,072	$4,731	7.21%	$23,463	$21,574	8.76%
Total Hotel Revenue	$9,266	$8,761	5.76%	$40,541	$37,187	9.02%
EBITDA	$2,321	$2,161	7.40%	$12,521	$10,942	14.43%
EBITDA Margin	25.05%	24.67%	0.38%	30.88%	29.42%	1.46%
Selected Operating Information:
RevPAR	$139.93	$130.51	7.22%	$163.15	$150.02	8.75%
Occupancy	83.68%	84.67%	-1.17%	85.35%	84.50%	1.00%
ADR	$167.22	$154.13	8.49%	$191.16	$177.54	7.67%

CHICAGO SOFITEL WATER TOWER
Selected Financial Information:
Rooms Revenue	$6,605	$7,144	-7.54%	$26,980	$27,368	-1.42%
Total Hotel Revenue	$9,350	$10,303	-9.25%	$37,322	$39,765	-6.14%
EBITDA	$2,093	$2,899	-27.80%	$8,360	$10,906	-23.34%
EBITDA Margin	22.39%	28.14%	-5.75%	22.40%	27.43%	-5.03%
Selected Operating Information:
RevPAR	$173.00	$187.11	-7.54%	$178.11	$180.68	-1.42%
Occupancy	77.84%	78.81%	-1.22%	80.03%	80.45%	-0.53%
ADR	$222.24	$237.43	-6.40%	$222.55	$224.57	-0.90%

BARDESSONO HOTEL AND SPA
Selected Financial Information:
Rooms Revenue	$3,290	$3,107	5.89%	$12,769	$12,124	5.32%
Total Hotel Revenue	$4,740	$4,390	7.97%	$18,490	$17,212	7.43%
EBITDA	$1,193	$902	32.23%	$3,845	$3,733	3.00%
EBITDA Margin	25.17%	20.55%	4.62%	20.80%	21.69%	-0.89%
Selected Operating Information:
RevPAR	$576.80	$544.79	5.88%	$564.23	$535.76	5.31%
Occupancy	77.98%	77.28%	0.91%	78.72%	79.09%	-0.46%
ADR	$739.68	$704.96	4.92%	$716.73	$677.44	5.80%

KEY WEST PIER HOUSE RESORT
Selected Financial Information:
Rooms Revenue	$4,581	$4,203	8.99%	$18,549	$17,293	7.26%
Total Hotel Revenue	$5,691	$5,365	6.08%	$23,192	$21,929	5.76%
EBITDA	$2,384	$2,234	6.71%	$9,728	$8,639	12.61%
EBITDA Margin	41.89%	41.64%	0.25%	41.95%	39.40%	2.55%
Selected Operating Information:
RevPAR	$350.64	$321.70	9.00%	$357.88	$333.66	7.26%
Occupancy	89.11%	86.28%	3.27%	90.15%	86.55%	4.16%
ADR	$393.50	$372.84	5.54%	$396.99	$385.52	2.98%

PHILADELPHIA COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$6,731	$6,355	5.92%	$26,461	$23,997	10.27%
Total Hotel Revenue	$8,310	$7,944	4.61%	$32,044	$29,652	8.07%
EBITDA	$3,252	$2,966	9.64%	$12,518	$11,311	10.67%
EBITDA Margin	39.13%	37.34%	1.80%	39.07%	38.15%	0.92%
Selected Operating Information:
RevPAR	$146.62	$138.42	5.92%	$145.28	$131.81	10.22%
Occupancy	80.63%	79.89%	0.93%	82.62%	79.40%	4.05%
ADR	$181.85	$173.27	4.95%	$175.85	$166.01	5.93%

	Three Months Ended December 31,			Year Ended December 31,
	2015	2014	% Variance	2015	2014	% Variance
PLANO MARRIOTT LEGACY TOWN CENTER
Selected Financial Information:
Rooms Revenue	$4,811	$4,404	9.24%	$20,263	$18,222	11.20%
Total Hotel Revenue	$7,858	$7,680	2.32%	$32,033	$29,473	8.69%
EBITDA	$2,568	$2,556	0.47%	$11,087	$9,876	12.26%
EBITDA Margin	32.68%	33.28%	-0.60%	34.61%	33.51%	1.10%
Selected Operating Information:
RevPAR	$129.44	$118.49	9.24%	$137.41	$123.57	11.20%
Occupancy	66.92%	66.22%	1.06%	71.03%	69.12%	2.76%
ADR	$193.43	$178.93	8.11%	$193.45	$178.78	8.21%

SAN FRANCISCO COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$8,252	$8,355	-1.23%	$35,988	$33,984	5.90%
Total Hotel Revenue	$9,653	$9,760	-1.10%	$41,938	$39,386	6.48%
EBITDA	$3,013	$3,131	-3.77%	$13,688	$13,066	4.76%
EBITDA Margin	31.21%	32.08%	-0.87%	32.64%	33.17%	-0.54%
Selected Operating Information:
RevPAR	$221.48	$224.22	-1.22%	$243.45	$229.90	5.89%
Occupancy	86.25%	89.55%	-3.68%	91.10%	89.89%	1.34%
ADR	$256.79	$250.39	2.55%	$267.24	$255.75	4.49%

SEATTLE COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$2,807	$2,690	4.35%	$14,153	$13,194	7.27%
Total Hotel Revenue	$3,382	$3,188	6.09%	$16,259	$15,375	5.75%
EBITDA	$1,328	$1,259	5.48%	$6,561	$6,209	5.67%
EBITDA Margin	39.27%	39.49%	-0.23%	40.35%	40.38%	-0.03%
Selected Operating Information:
RevPAR	$122.07	$116.96	4.37%	$155.10	$144.59	7.27%
Occupancy	74.76%	74.26%	0.68%	79.39%	80.35%	-1.19%
ADR	$163.27	$157.51	3.66%	$195.37	$179.94	8.57%

SEATTLE MARRIOTT WATERFRONT
Selected Financial Information:
Rooms Revenue	$5,550	$5,050	9.90%	$27,419	$25,044	9.48%
Total Hotel Revenue	$8,033	$7,085	13.38%	$36,144	$32,502	11.21%
EBITDA	$2,919	$2,521	15.79%	$14,640	$13,016	12.48%
EBITDA Margin	36.34%	35.58%	0.76%	40.50%	40.05%	0.46%
Selected Operating Information:
RevPAR	$168.50	$153.33	9.89%	$209.84	$191.66	9.49%
Occupancy	76.52%	72.33%	5.78%	82.22%	79.67%	3.20%
ADR	$220.21	$211.98	3.88%	$255.20	$240.56	6.09%

ST THOMAS RITZ-CARLTON
Selected Financial Information:
Rooms Revenue	$6,407	$5,449	17.58%	$28,882	$24,213	19.28%
Total Hotel Revenue	$11,590	$9,729	19.13%	$52,263	$45,033	16.05%
EBITDA	$1,300	$378	243.90%	$8,968	$5,036	78.07%
EBITDA Margin	11.22%	3.89%	7.33%	17.16%	11.18%	5.98%
Selected Operating Information:
RevPAR	$386.89	$329.02	17.59%	$439.61	$368.54	19.28%
Occupancy	72.23%	58.05%	24.44%	79.69%	67.89%	17.38%
ADR	$535.61	$566.80	-5.50%	$551.63	$542.82	1.62%

TAMPA RENAISSANCE
Selected Financial Information:
Rooms Revenue	$3,495	$3,282	6.49%	$14,625	$13,910	5.14%
Total Hotel Revenue	$5,517	$5,158	6.96%	$21,934	$21,218	3.37%
EBITDA	$1,436	$1,251	14.79%	$5,855	$5,649	3.65%
EBITDA Margin	26.03%	24.25%	1.78%	26.69%	26.62%	0.07%
Selected Operating Information:
RevPAR	$129.65	$121.74	6.50%	$136.75	$130.07	5.14%
Occupancy	74.55%	77.17%	-3.40%	77.96%	80.38%	-3.00%
ADR	$173.90	$157.75	10.24%	$175.40	$161.82	8.39%

PRIME PROPERTIES TOTAL (12)
Selected Financial Information:
Rooms Revenue	$66,340	$63,499	4.47%	$287,597	$267,745	7.41%
Total Hotel Revenue	$95,830	$91,935	4.24%	$406,583	$380,856	6.76%
EBITDA	$26,840	$25,807	4.00%	$123,068	$113,566	8.37%
EBITDA Margin	28.01%	28.07%	-0.06%	30.27%	29.82%	0.45%
Selected Operating Information:
RevPAR	$182.46	$174.78	4.39%	$199.43	$185.83	7.32%
Occupancy	78.34%	78.03%	0.40%	82.19%	80.67%	1.88%
ADR	$232.91	$224.00	3.98%	$242.66	$230.36	5.34%

NOTES:

(1)         The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3)         See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

(4)         See Exhibit 2 for reconciliation of actual selected financial and operating information to pro forma selected financial and operating information.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
PRO FORMA HOTEL REVENUE & EBITDA FOR TRAILING TWELVE MONTHS
(dollars in thousands)
(unaudited)

THE FOLLOWING PRO FORMA SEASONALITY TABLE REFLECTS THE TWELVE HOTELS INCLUDED IN THE COMPANY’S OPERATIONS AT DECEMBER 31, 2015:

	2015	2015	2015	2015
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	TTM

Total Hotel Revenue	$95,830	$101,322	$111,519	$97,912	$406,583
Hotel EBITDA	$26,840	$30,855	$37,359	$28,014	$123,068
Hotel EBITDA Margin	28.01%	30.45%	33.50%	28.61%	30.27%

EBITDA % of Total TTM	21.8%	25.1%	30.3%	22.8%	100.0%

JV Interests in EBITDA	$1,339	$1,427	$2,513	$1,675	$6,954

NOTES:

(1)         The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3)         See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

See Exhibit 2 for reconciliation of actual seasonality table to pro forma seasonality table.

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ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
TOTAL ENTERPRISE VALUE
DECEMBER 31, 2015
(in thousands, except share price)
(unaudited)

December 31, 2015
End of quarter common shares outstanding	28,472
Partnership units outstanding (common stock equivalents)	4,375
Combined common shares and partnership units outstanding	32,847
Common stock price at quarter end	$14.50
Market capitalization at quarter end	$476,282
Series B convertible preferred stock	$65,000
Debt on balance sheet date	$840,232
Joint venture partner’s share of consolidated debt	$(48,840)
Net working capital (see below)	$(168,647)
Total enterprise value (TEV)	$1,164,027

Ashford Inc. Investment:
Common stock owned at end of quarter	195
Common stock price at quarter end	$53.25
Market value of Ashford Inc. investment	$10,377

Cash and cash equivalents	$101,623
Restricted cash	31,733
Accounts receivable, net	12,594
Prepaid expenses	2,964
Investment in AIM REHE, LP	48,365
Due from affiliates, net	(5,782)
Due from third-party hotel managers, net	9,818
Market value of Ashford Inc. investment	10,377
Total current assets	$211,693

Accounts payable, net & accrued expenses	$39,607
Dividends payable	3,439
Total current liabilities	$43,046

Net working capital*	$168,647

* Includes the Company’s pro rata share of net working capital in joint ventures.

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Exhibit 1

ASHFORD  HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA
(in thousands)
(unaudited)

	Three months Ended December 31, 2015
	Capital		Chicago				Plano	San
	Hilton	La Jolla	Sofitel		Key West	Philadelphia	Marriott	Francisco	Seattle	Seattle	St. Thomas				Ashford
	Washington	Hilton	Water	Bardessono	Pier House	Courtyard	Legacy Town	Courtyard	Courtyard	Marriott	Ritz-	Tampa	HOTEL	Corporate /	Hospitality
	DC	Torrey Pines	Tower	Hotel & Spa	Resort	Downtown	Center	Downtown	Downtown	Waterfront	Carlton	Renaissance	TOTAL	Allocated	Prime, Inc.
Net income (loss)	$1,312	$1,002	$(223)	$461	$1,757	$1,286	$1,486	$2,435	$779	$1,797	$1,032	$564	$13,688	$(19,796)	$(6,108)
Income from consolidated entities attributable to noncontrolling interests	(358)	(274)	—	—	—	—	—	—	—	—	—	—	(632)	(714)	(1,346)

Net loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	1,064	1,064
Net income (loss) attributable to the Company	954	728	(223)	461	1,757	1,286	1,486	2,435	779	1,797	1,032	564	13,056	(19,446)	(6,390)
Non-property adjustments	(21)	2	1	—	—	—	—	—	(1)	—	5	—	(14)	14	—
Interest Income	—	(2)	—	—	—	(1)	—	(3)	—	(2)	(1)	—	(9)	(4)	(13)
Interest expense	—	—	516	—	—	505	—	—	—	—	104	—	1,125	7,904	9,029
Amortization of loan cost	—	—	176	—	—	8	—	—	—	—	10	—	194	546	740
Depreciation and amortization	1,562	1,499	1,584	578	662	1,448	1,035	578	533	976	114	871	11,440	—	11,440
Income tax expense (benefit)	69	(196)	—	—	—	4	—	—	—	—	37	—	(86)	(22)	(108)
Non-Hotel EBITDA ownership expense	113	16	39	154	(35)	2	47	3	17	148	—	1	505	(505)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	356	274	—	—	—	—	—	—	—	—	—	—	630	(630)	—

Hotel Operating Profit (EBITDA) including amounts attributable to noncontrolling interest	3,033	2,321	2,093	1,193	2,384	3,252	2,568	3,013	1,328	2,919	1,301	1,436	26,841	(12,143)	14,698
Less: EBITDA adjustments attributable to non-controlling interest	(360)	(351)	—	—	—	—	—	—	—	—	—	—	(711)	(384)	(1,095)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,064)	(1,064)
Company’s portion of EBITDA of Ashford Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	276	276
Hotel EBITDA attributable to the Company	$2,673	$1,970	$2,093	$1,193	$2,384	$3,252	$2,568	$3,013	$1,328	$2,919	$1,301	$1,436	$26,130	$(13,315)	$12,815

Pre-acquisition Hotel EBITDA and comparability adjustments	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Proforma Hotel EBITDA	$3,033	$2,321	$2,093	$1,193	$2,384	$3,252	$2,568	$3,013	$1,328	$2,919	$1,300	$1,436	$26,840

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA
(in thousands)
(unaudited)

	Three months Ended December 31, 2014
	Capital		Chicago				Plano	San
	Hilton	La Jolla	Sofitel		Key West	Philadelphia	Marriott	Francisco	Seattle	Seattle	St. Thomas				Ashford
	Washington	Hilton	Water	Bardessono	Pier House	Courtyard	Legacy Town	Courtyard	Courtyard	Marriott	Ritz-	Tampa	HOTEL	Corporate /	Hospitality
	DC	Torrey Pines	Tower	Hotel & Spa	Resort	Downtown	Center	Downtown	Downtown	Waterfront	Carlton	Renaissance	TOTAL	Allocated	Prime, Inc.

Net income (loss)	$1,467	$543	$674	$—	$1,604	$984	$1,548	$2,575	$774	$1,528	$—	$673	$12,370	$(13,295)	$(925)
Income from consolidated entities attributable to noncontrolling interests	(394)	(159)	—	—	—	—	—	—	—	—	—	—	(553)	(1,291)	(1,844)

Net loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	717	717
Net income (loss) attributable to the Company	1,073	384	674	—	1,604	984	1,548	2,575	774	1,528	—	673	11,817	(13,869)	(2,052)
Non-property adjustments	(12)	1	(1)	—	—	—	1	—	(11)	1	—	(1)	(22)	22	—
Interest Income	2	(1)	—	—	—	—	(1)	(3)	—	(2)	—	(1)	(6)	(1)	(7)
Interest expense	—	—	502	—	—	512	—	—	—	—	—	—	1,014	8,358	9,372
Amortization of loan cost	—	—	166	—	—	8	—	—	—	—	—	—	174	326	500
Depreciation and amortization	1,813	1,474	1,557	—	622	1,463	1,002	558	496	986	—	579	10,550	—	10,550
Income tax expense	28	129	—	—	—	3	—	—	—	—	—	—	160	315	475
Non-Hotel EBITDA ownership expense	252	15	1	—	8	(4)	6	1	—	8	—	1	288	(288)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	393	159	—	—	—	—	—	—	—	—	—	—	552	(552)	—

Hotel Operating Profit (EBITDA) including amounts attributable to noncontrolling interest	3,549	2,161	2,899	—	2,234	2,966	2,556	3,131	1,259	2,521	—	1,251	24,527	(5,689)	18,838
Less: EBITDA adjustments attributable to non-controlling interest	(428)	(345)	—	—	—	—	—	—	—	—	—	—	(773)	(419)	(1,192)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(717)	(717)

Company’s portion of EBITDA of Ashford Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Hotel EBITDA attributable to the Company	$3,121	$1,816	$2,899	$—	$2,234	$2,966	$2,556	$3,131	$1,259	$2,521	$—	$1,251	$23,754	$(6,825)	$16,929

Pre-acquisition Hotel EBITDA and comparability adjustments	—	—	—	902	—	—	—	—	—	—	378	—	1,280
Proforma Hotel EBITDA	$3,549	$2,161	$2,899	$902	$2,234	$2,966	$2,556	$3,131	$1,259	$2,521	$378	$1,251	$25,807

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA
(in thousands)
(unaudited)

	Year Ended December 31, 2015
	Capital		Chicago				Plano	San
	Hilton	La Jolla	Sofitel		Key West	Philadelphia	Marriott	Francisco	Seattle	Seattle	St. Thomas				Ashford
	Washington	Hilton	Water	Bardessono	Pier House	Courtyard	Legacy Town	Courtyard	Courtyard	Marriott	Ritz-	Tampa	HOTEL	Corporate /	Hospitality
	DC	Torrey Pines	Tower	Hotel & Spa	Resort	Downtown	Center	Downtown	Downtown	Waterfront	Carlton	Renaissance	TOTAL	Allocated	Prime, Inc.

Net income (loss)	$8,222	$6,684	$(714)	$1,358	$7,124	$4,691	$6,854	$11,415	$4,453	$10,441	$1,032	$2,820	$64,380	$(69,071)	$(4,691)
(Income) loss from consolidated entities attributable to noncontrolling interests	(2,173)	(1,766)	—	—	—	—	—	—	—	—	—	—	(3,939)	1,525	(2,414)

Net loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	393	393
Net income (loss) attributable to the Company	6,049	4,918	(714)	1,358	7,124	4,691	6,854	11,415	4,453	10,441	1,032	2,820	60,441	(67,153)	(6,712)
Non-property adjustments	(19)	—	(1)	1	—	—	—	1	(1)	(2)	4	1	(16)	16	—
Interest Income	(1)	(2)	—	—	—	(2)	(1)	(13)	—	(7)	—	(2)	(28)	(6)	(34)
Interest expense	—	—	2,022	—	—	2,013	—	—	—	—	104	—	4,139	31,115	35,254
Amortization of loan cost	—	—	698	—	—	32	—	—	—	—	10	—	740	1,835	2,575
Depreciation and amortization	6,524	5,819	6,296	1,177	2,629	5,761	4,109	2,278	2,091	4,004	114	3,022	43,824	—	43,824
Income tax expense (benefit)	69	(25)	—	—	—	16	—	—	—	—	37	—	97	166	263
Non-Hotel EBITDA ownership expense	502	45	59	255	(25)	7	125	7	18	204	—	14	1,211	(1,211)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	2,173	1,766	—	—	—	—	—	—	—	—	—	—	3,939	(3,939)	—

Hotel Operating Profit (EBITDA) including amounts attributable to noncontrolling interest	15,297	12,521	8,360	2,791	9,728	12,518	11,087	13,688	6,561	14,640	1,301	5,855	114,347	(39,177)	75,170
Less: EBITDA adjustments attributable to non- controlling interest	(1,513)	(1,360)	—	—	—	—	—	—	—	—	—	—	(2,873)	(1,521)	(4,394)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(393)	(393)

Company’s portion of EBITDA of Ashford Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	402	402
Hotel EBITDA attributable to the Company	$13,784	$11,161	$8,360	$2,791	$9,728	$12,518	$11,087	$13,688	$6,561	$14,640	$1,301	$5,855	$111,474	$(40,689)	$70,785

Pre-acquisition Hotel EBITDA and comparability adjustments	—	—	—	1,054	—	—	—	—	—	—	7,667	—	8,721
Proforma Hotel EBITDA	$15,297	$12,521	$8,360	$3,845	$9,728	$12,518	$11,087	$13,688	$6,561	$14,640	$8,968	$5,855	$123,068

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
HOTEL EBITDA BY LOAN POOL
(in thousands)
(unaudited)

GACC Sofitel - 1 hotel	$—	$—	$8,360	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,360
Credit Agricole Pier House - 1 hotel	—	—	—	—	9,728	—	—	—	—	—	—	—	9,728
Wachovia Philly CY - 1 hotel	—	—	—	—	—	12,518	—	—	—	—	—	—	12,518
Wachovia 3 - 2 hotels	—	—	—	—	—	—	—	13,688	6,561	—	—	—	20,249
Wachovia 7 - 3 hotels	—	—	—	—	—	—	11,087	—	—	14,640	—	5,855	31,582
Column Financial - 1 hotel	—	—	—	3,845	—	—	—	—	—	—	—	—	3,845
Apollo - 1 hotel	—	—	—	—	—	—	—	—	—	—	8,968	—	8,968
Aareal - 2 hotels	15,297	12,521	—	—	—	—	—	—	—	—	—	—	27,818
Total	$15,297	$12,521	$8,360	$3,845	$9,728	$12,518	$11,087	$13,688	$6,561	$14,640	$8,968	$5,855	$123,068

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO HOTEL EBITDA
(in thousands)
(unaudited)

	Year Ended December 31, 2014
	Capital		Chicago				Plano	San
	Hilton	La Jolla	Sofitel		Key West	Philadelphia	Marriott	Francisco	Seattle	Seattle	St. Thomas				Ashford
	Washington	Hilton	Water	Bardessono	Pier House	Courtyard	Legacy Town	Courtyard	Courtyard	Marriott	Ritz-	Tampa	HOTEL	Corporate /	Hospitality
	DC	Torrey Pines	Tower	Hotel & Spa	Resort	Downtown	Center	Downtown	Downtown	Waterfront	Carlton	Renaissance	TOTAL	Allocated	Prime, Inc.

Net income (loss)	$6,855	$4,454	$3,877	$—	$4,682	$3,489	$5,828	$10,857	$4,138	$9,092	$—	$3,398	$56,670	$(53,132)	$3,538
(Income) loss from consolidated entities attributable to noncontrolling interests	(1,819)	(1,207)	—	—	—	—	—	—	—	—	—	—	(3,026)	1,923	(1,103)

Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	(496)	(496)
Net income (loss) attributable to the Company	5,036	3,247	3,877	—	4,682	3,489	5,828	10,857	4,138	9,092	—	3,398	53,644	(51,705)	1,939
Non-property adjustments	(11)	(1)	—	—	—	—	—	—	(11)	—	—	—	(23)	23	—
Interest Income	1	(2)	—	—	—	(1)	(3)	(8)	(1)	(6)	—	(3)	(23)	(3)	(26)
Interest expense	—	—	1,696	—	—	2,041	—	—	—	—	—	—	3,737	33,466	37,203
Amortization of loan cost	—	—	564	—	—	32	—	—	—	—	—	—	596	1,232	1,828
Depreciation and amortization	7,592	5,976	5,182	—	1,999	5,705	3,934	2,196	1,957	3,895	—	2,249	40,685	1	40,686
Income tax expense	51	483	—	—	—	15	—	—	—	—	—	—	549	548	1,097
Non-Hotel EBITDA ownership expense	695	32	15	—	20	31	117	20	126	35	—	5	1,096	(1,096)	—
(Income) loss from consolidated entities attributable to noncontrolling interests	1,819	1,207	—	—	—	—	—	—	—	—	—	—	3,026	(3,026)	—

Hotel Operating Profit (EBITDA) including amounts attributable to noncontrolling interest	15,183	10,942	11,334	—	6,701	11,312	9,876	13,065	6,209	13,016	—	5,649	103,287	(20,560)	82,727
Less: EBITDA adjustments attributable to non- controlling interest	(1,794)	(1,400)	—	—	—	—	—	—	—	—	—	—	(3,194)	(1,842)	(5,036)
Net income (loss) attributable to redeemable noncontrolling interest in operating partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	496	496

Company’s portion of EBITDA of Ashford Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Hotel EBITDA attributable to the Company	$13,389	$9,542	$11,334	$—	$6,701	$11,312	$9,876	$13,065	$6,209	$13,016	$—	$5,649	$100,093	$(21,906)	$78,187

Pre-acquisition Hotel EBITDA and comparability adjustments	—	—	(428)	3,733	1,938	(1)	—	1	—	—	5,036	—	10,279
Proforma Hotel EBITDA	$15,183	$10,942	$10,906	$3,733	$8,639	$11,311	$9,876	$13,066	$6,209	$13,016	$5,036	$5,649	$113,566

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO HOTEL EBITDA
(in thousands)
(unaudited)

	2015	2015	2015	2015	2015
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	TTM
Net income	$11,356	$22,022	$17,314	$13,688	$64,380
Income from consolidated entities attributable to noncontrolling interests	(830)	(1,778)	(699)	(632)	(3,939)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	—	—	—	—	—
Net income attributable to the Company	10,526	20,244	16,615	13,056	60,441
Non-property adjustments	(1)	(1)	—	(14)	(16)
Interest income	(4)	(4)	(11)	(9)	(28)
Interest expense	993	1,005	1,016	1,125	4,139
Amortization of loan cost	181	182	183	194	740
Depreciation and amortization	10,517	10,559	11,308	11,440	43,824
Income tax expense (benefit)	71	102	10	(86)	97
Non-Hotel EBITDA ownership expense	409	36	261	505	1,211

Income from consolidated entities attributable to noncontrolling interests	831	1,779	699	630	3,939
Hotel Operating Profit (EBITDA) including amounts attributable to noncontrolling interest	23,523	33,902	30,081	26,841	114,347

Pre-acquisition Hotel EBITDA and comparability adjustments	4,491	3,457	774	(1)	8,721
Proforma Hotel EBITDA	$28,014	$37,359	$30,855	$26,840	$123,068

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF KEY PERFORMANCE INDICATORS
(unaudited)

Exhibit 2

	Three Months Ended
	December 31,
	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition*	Pro Forma	Pro Forma
	2015	2015	2015	2014	2014	2014	% Variance

ALL HOTELS:
Rooms revenue (in thousands)	$62,575	$3,765	$66,340	$55,011	$8,489	$63,499	4.47%
RevPAR	$178.74	$278.91	$182.46	$161.30	$381.27	$174.78	4.39%
Occupancy	78.59%	72.02%	78.34%	79.01%	62.98%	78.03%	0.40%
ADR	$227.45	$387.25	$232.91	$204.15	$605.41	$224.00	3.98%

	Year Ended
	December 31,
	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition*	Pro Forma	Pro Forma
	2015	2015	2015	2014	2014	2014	% Variance

ALL HOTELS:
Rooms revenue (in thousands)	$255,443	$32,154	$287,597	$226,495	$41,250	$267,745	7.41%
RevPAR	$186.76	$432.43	$199.43	$171.37	$346.29	$185.83	7.32%
Occupancy	82.32%	79.67%	82.19%	81.62%	70.12%	80.67%	1.88%
ADR	$226.87	$542.81	$242.66	$209.96	$493.85	$230.36	5.34%

NOTES:

(1)         The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

* 2014 pre-acquisition amounts include reclassifications to conform with the 2015 presentation resulting from the implementation of the revised Uniform System of Accounts for Lodging Industry.

-MORE-

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF HOTEL OPERATING PROFIT MARGIN
(unaudited)

THE FOLLOWING EBITDA MARGIN TABLE REFLECTS THE TWELVE HOTELS INCLUDED IN THE COMPANY’S OPERATIONS AT DECEMBER 31, 2015:

	Actual	Pre-acquisition *	Pro Forma
HOTEL OPERATING PROFIT (HOTEL EBITDA) MARGIN:

4th Quarter 2015	30.46%	-0.01%	28.01%
4th Quarter 2014	31.52%	8.42%	28.07%
Variance	-1.06%	-8.43%	-0.06%

HOTEL OPERATING PROFIT (HOTEL EBITDA) MARGIN VARIANCE BREAKDOWN:

Rooms	0.64%	-3.82%	-0.03%
Food & Beverage and Other Departmental	-0.69%	-6.38%	0.40%
Administrative & General	0.51%	-4.07%	0.32%
Sales & Marketing	-0.27%	-1.00%	-0.28%
Repair & Maintenance	0.05%	-1.45%	0.19%
Energy	0.03%	-0.92%	0.20%
Management Fee	0.11%	-0.26%	-0.03%
Incentive Management Fee	-0.53%	3.73%	-0.26%
Insurance	-0.07%	-0.49%	-0.05%
Property Taxes	-0.03%	0.79%	-0.24%
Other Taxes	0.02%	0.00%	0.00%
Leases/Other	-0.83%	5.44%	-0.28%

Total	-1.06%	-8.43%	-0.06%

NOTES:

(1)

The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)	All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been been made to the pre-acquisition results as indicated below:
(a) Management fee expense was adjusted to reflect current contractual rates.
(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.
(3)	See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.
*	2014 pre-acquisition amounts include reclassifications to conform with the 2015 presentation resulting from the implementation of the revised Uniform System of Accounts for Lodging Industry.

- MORE -

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY

(in thousands, except operating information)

(unaudited)

THE FOLLOWING TABLE PRESENTS SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY FOR THE TWELVE PROPERTIES INCLUDED IN THE ASHFORD PRIME PORTFOLIO:

	Three Months Ended December 31, 2015
	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition*	Pro Forma	Pro Forma
	2015	2015	2015	2014	2014	2014	% Variance

CAPITAL HILTON WASHINGTON DC
Selected Financial Information:
Rooms Revenue	$8,738	$—	$8,738	$8,795	$-64	$8,731	0.08%
Total Hotel Revenue	$12,440	$—	$12,440	$12,272	$299	$12,571	-1.04%
EBITDA	$3,033	$—	$3,033	$3,549	$—	$3,549	-14.54%
EBITDA Margin	24.38%	—	24.38%	28.92%	—	28.23%	-3.85%
Selected Operating Information:
RevPAR	$172.70	$—	$172.70	$174.77	$(1.28)	$173.49	-0.46%
Occupancy	79.48%	—	79.48%	81.58%	—	81.58%	-2.57%
ADR	$217.29	$—	$217.29	$214.25	$(1.57)	$212.68	2.17%

LA JOLLA HILTON TORREY PINES
Selected Financial Information:
Rooms Revenue	$5,072	$—	$5,072	$4,734	$-3	$4,731	7.21%
Total Hotel Revenue	$9,266	$—	$9,266	$8,546	$215	$8,761	5.76%
EBITDA	$2,321	$—	$2,321	$2,161	$—	$2,161	7.40%
EBITDA Margin	25.05%	—	25.05%	25.29%	—	24.67%	0.38%
Selected Operating Information:
RevPAR	$139.93	$—	$139.93	$130.60	$(0.09)	$130.51	7.22%
Occupancy	83.68%	—	83.68%	84.67%	—	84.67%	-1.17%
ADR	$167.22	$—	$167.22	$154.24	$(0.11)	$154.13	8.49%

CHICAGO SOFITEL WATER TOWER
Selected Financial Information:
Rooms Revenue	$6,605	$—	$6,605	$7,144	$—	$7,144	-7.54%
Total Hotel Revenue	$9,350	$—	$9,350	$10,303	$—	$10,303	-9.25%
EBITDA	$2,093	$—	$2,093	$2,899	$—	$2,899	-27.80%
EBITDA Margin	22.39%	—	22.39%	28.14%	—	28.14%	-5.75%
Selected Operating Information:
RevPAR	$173.00	$—	$173.00	$187.11	$—	$187.11	-7.54%
Occupancy	77.84%	—	77.84%	78.81%	—	78.81%	-1.22%
ADR	$222.24	$—	$222.24	$237.43	$—	$237.43	-6.40%

BARDESSONO HOTEL AND SPA
Selected Financial Information:
Rooms Revenue	$3,290	$—	$3,290	$—	$3,107	$3,107	5.89%
Total Hotel Revenue	$4,740	$—	$4,740	$—	$4,390	$4,390	7.97%
EBITDA	$1,193	$—	$1,193	$—	$902	$902	32.23%
EBITDA Margin	25.17%	—	25.17%	—	20.55%	20.55%	4.62%
Selected Operating Information:
RevPAR	$576.80	$—	$576.80	$—	$544.79	$544.79	5.88%
Occupancy	77.98%	—	77.98%	—	77.28%	77.28%	0.91%
ADR	$739.68	$—	$739.68	$—	$704.96	$704.96	4.92%

KEY WEST PIER HOUSE RESORT
Selected Financial Information:
Rooms Revenue	$4,581	$—	$4,581	$4,203	$—	$4,203	8.99%
Total Hotel Revenue	$5,691	$—	$5,691	$5,365	$—	$5,365	6.08%
EBITDA	$2,384	$—	$2,384	$2,234	$—	$2,234	6.71%
EBITDA Margin	41.89%	—	41.89%	41.64%	—	41.64%	0.25%
Selected Operating Information:
RevPAR	$350.64	$—	$350.64	$321.70	$—	$321.70	9.00%
Occupancy	89.11%	—	89.11%	86.28%	—	86.28%	3.27%
ADR	$393.50	$—	$393.50	$372.84	$—	$372.84	5.54%

PHILADELPHIA COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$6,731	$—	$6,731	$6,355	$—	$6,355	5.92%
Total Hotel Revenue	$8,310	$—	$8,310	$7,867	$77	$7,944	4.61%
EBITDA	$3,252	$—	$3,252	$2,966	$—	$2,966	9.64%
EBITDA Margin	39.13%	—	39.13%	37.70%	—	37.34%	1.80%
Selected Operating Information:
RevPAR	$146.62	$—	$146.62	$138.42	$—	$138.42	5.92%
Occupancy	80.63%	—	80.63%	79.89%	—	79.89%	0.93%
ADR	$181.85	$—	$181.85	$173.27	$—	$173.27	4.95%

	Three Months Ended December 31, 2015
	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition*	Pro Forma	Pro Forma
	2015	2015	2015	2014	2014	2014	% Variance

PLANO MARRIOTT LEGACY TOWN CENTER
Selected Financial Information:
Rooms Revenue	$4,811	$—	$4,811	$4,404	$—	$4,404	9.24%
Total Hotel Revenue	$7,858	$—	$7,858	$7,500	$180	$7,680	2.32%
EBITDA	$2,568	$—	$2,568	$2,556	$—	$2,556	0.47%
EBITDA Margin	32.68%	—	32.68%	34.08%	—	33.28%	-0.60%
Selected Operating Information:
RevPAR	$129.44	$—	$129.44	$118.49	$—	$118.49	9.24%
Occupancy	66.92%	—	66.92%	66.22%	—	66.22%	1.06%
ADR	$193.43	$—	$193.43	$178.93	$—	$178.93	8.11%

SAN FRANCISCO COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$8,252	$—	$8,252	$8,355	$—	$8,355	-1.23%
Total Hotel Revenue	$9,653	$—	$9,653	$9,698	$62	$9,760	-1.10%
EBITDA	$3,013	$—	$3,013	$3,131	$—	$3,131	-3.77%
EBITDA Margin	31.21%	—	31.21%	32.29%	—	32.08%	-0.87%
Selected Operating Information:
RevPAR	$221.48	$—	$221.48	$224.22	$—	$224.22	-1.22%
Occupancy	86.25%	—	86.25%	89.55%	—	89.55%	-3.68%
ADR	$256.79	$—	$256.79	$250.39	$—	$250.39	2.55%

SEATTLE COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$2,807	$—	$2,807	$2,690	$—	$2,690	4.35%
Total Hotel Revenue	$3,382	$—	$3,382	$3,181	$7	$3,188	6.09%
EBITDA	$1,328	$—	$1,328	$1,259	$—	$1,259	5.48%
EBITDA Margin	39.27%	—	39.27%	39.58%	—	39.49%	-0.23%
Selected Operating Information:
RevPAR	$122.07	$—	$122.07	$116.96	$—	$116.96	4.37%
Occupancy	74.76%	—	74.76%	74.26%	—	74.26%	0.68%
ADR	$163.27	$—	$163.27	$157.51	$—	$157.51	3.66%

SEATTLE MARRIOTT WATERFRONT
Selected Financial Information:
Rooms Revenue	$5,550	$—	$5,550	$5,050	$—	$5,050	9.90%
Total Hotel Revenue	$8,033	$—	$8,033	$6,969	$116	$7,085	13.38%
EBITDA	$2,919	$—	$2,919	$2,521	$—	$2,521	15.79%
EBITDA Margin	36.34%	—	36.34%	36.17%	—	35.58%	0.76%
Selected Operating Information:
RevPAR	$168.50	$—	$168.50	$153.33	$—	$153.33	9.89%
Occupancy	76.52%	—	76.52%	72.33%	—	72.33%	5.78%
ADR	$220.21	$—	$220.21	$211.98	$—	$211.98	3.88%

ST THOMAS RITZ-CARLTON
Selected Financial Information:
Rooms Revenue	$2,642	$3,765	$6,407	$—	$5,449	$5,449	17.58%
Total Hotel Revenue	$3,884	$7,706	$11,590	$—	$9,729	$9,729	19.13%
EBITDA	$1,301	$-1	$1,300	$—	$378	$378	243.90%
EBITDA Margin	33.50%	-0.01%	11.22%	—	3.89%	3.89%	7.33%
Selected Operating Information:
RevPAR	$863.30	$278.91	$386.89	$—	$329.02	$329.02	17.59%
Occupancy	73.17%	72.02%	72.23%	—	58.05%	58.05%	24.44%
ADR	$1,179.85	$387.25	$535.61	$—	$566.80	$566.80	-5.50%

TAMPA RENAISSANCE
Selected Financial Information:
Rooms Revenue	$3,495	$—	$3,495	$3,282	$—	$3,282	6.49%
Total Hotel Revenue	$5,517	$—	$5,517	$5,026	$132	$5,158	6.96%
EBITDA	$1,436	$—	$1,436	$1,251	$—	$1,251	14.79%
EBITDA Margin	26.03%	—	26.03%	24.89%	—	24.25%	1.78%
Selected Operating Information:
RevPAR	$129.65	$—	$129.65	$121.74	$—	$121.74	6.50%
Occupancy	74.55%	—	74.55%	77.17%	—	77.17%	-3.40%
ADR	$173.90	$—	$173.90	$157.75	$—	$157.75	10.24%

PRIME PROPERTIES TOTAL (12)
Selected Financial Information:
Rooms Revenue	$62,575	$3,765	$66,340	$55,011	$8,488	$63,499	4.47%
Total Hotel Revenue	$88,124	$7,706	$95,830	$76,727	$15,208	$91,935	4.24%
EBITDA	$26,841	$-1	$26,840	$24,527	$1,281	$25,807	4.00%
EBITDA Margin	30.46%	-0.01%	28.01%	31.52%	8.42%	28.07%	-0.06%
Selected Operating Information:
RevPAR	$178.74	$278.91	$182.46	$161.30	$381.27	$174.78	4.39%
Occupancy	78.59%	72.02%	78.34%	79.01%	62.98%	78.03%	0.40%
ADR	$227.45	$387.25	$232.91	$204.15	$605.41	$224.00	3.98%

NOTES:

(1)         The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3)         See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

*       2014 pre-acquisition amounts include reclassifications to conform with the 2015 presentation resulting from the implementation of the revised Uniform System of Accounts for Lodging Industry.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

RECONCILIATION OF SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY
(in thousands, except operating information)
(unaudited)

THE FOLLOWING TABLE PRESENTS SELECTED FINANCIAL AND OPERATING INFORMATION BY PROPERTY FOR THE TWELVE PROPERTIES INCLUDED IN THE ASHFORD PRIME PORTFOLIO:

	Year Ended December 31,
	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition*	Pro Forma	Pro Forma
	2015	2015	2015	2014	2014	2014	% Variance
CAPITAL HILTON WASHINGTON DC
Selected Financial Information:
Rooms Revenue	$38,045	$—	$38,045	$37,060	$-239	$36,820	3.33%
Total Revenue	$54,423	$—	$54,423	$50,920	$1,207	$52,127	4.40%
EBITDA	$15,297	$—	$15,297	$15,183	$—	$15,183	0.75%
EBITDA Margin	28.11%	—	28.11%	29.82%	—	29.13%	-1.02%
Selected Operating Information:
RevPAR	$189.88	$—	$189.88	$186.11	$(1.20)	$184.91	2.69%
Occupancy	85.43%	—	85.43%	84.76%	—	84.76%	0.79%
ADR	$222.26	$—	$222.26	$219.56	$(1.42)	$218.15	1.88%

LA JOLLA HILTON TORREY PINES
Selected Financial Information:
Rooms Revenue	$23,463	$—	$23,463	$21,673	$-99	$21,574	8.76%
Total Revenue	$40,541	$—	$40,541	$36,393	$794	$37,187	9.02%
EBITDA	$12,521	$—	$12,521	$10,942	$—	$10,942	14.43%
EBITDA Margin	30.88%	—	30.88%	30.07%	—	29.42%	1.46%
Selected Operating Information:
RevPAR	$163.15	$—	$163.15	$150.71	$(0.69)	$150.02	8.75%
Occupancy	85.35%	—	85.35%	84.50%	—	84.50%	1.00%
ADR	$191.16	$—	$191.16	$178.35	$(0.81)	$177.54	7.67%

CHICAGO SOFITEL WATER TOWER
Selected Financial Information:
Rooms Revenue	$26,980	$—	$26,980	$25,534	$1,834	$27,368	-1.42%
Total Revenue	$37,322	$—	$37,322	$36,635	$3,130	$39,765	-6.14%
EBITDA	$8,360	$—	$8,360	$11,334	$-428	$10,906	-23.34%
EBITDA Margin	22.40%	—	22.40%	30.94%	-13.67%	27.43%	-5.03%
Selected Operating Information:
RevPAR	$178.11	$—	$178.11	$197.84	$81.87	$180.68	-1.42%
Occupancy	80.03%	—	80.03%	84.21%	58.81%	80.45%	-0.53%
ADR	$222.55	$—	$222.55	$234.93	$139.20	$224.57	-0.90%

BARDESSONO HOTEL AND SPA
Selected Financial Information:
Rooms Revenue	$6,855	$5,914	$12,769	$—	$12,124	$12,124	5.32%
Total Revenue	$9,684	$8,806	$18,490	$—	$17,212	$17,212	7.43%
EBITDA	$2,791	$1,054	$3,845	$—	$3,733	$3,733	3.00%
EBITDA Margin	28.82%	11.97%	20.80%	—	21.69%	21.69%	-0.89%
Selected Operating Information:
RevPAR	$628.17	$504.69	$564.23	$—	$535.76	$535.76	5.31%
Occupancy	79.69%	77.82%	78.72%	—	79.09%	79.09%	-0.46%
ADR	$788.25	$648.53	$716.73	$—	$677.44	$677.44	5.80%

KEY WEST PIER HOUSE RESORT
Selected Financial Information:
Rooms Revenue	$18,549	$—	$18,549	$13,877	$3,416	$17,293	7.26%
Total Revenue	$23,192	$—	$23,192	$17,669	$4,260	$21,929	5.76%
EBITDA	$9,728	$—	$9,728	$6,701	$1,938	$8,639	12.61%
EBITDA Margin	41.95%	—	41.95%	37.93%	45.49%	39.40%	2.55%
Selected Operating Information:
RevPAR	$357.88	$—	$357.88	$319.37	$407.75	$333.66	7.26%
Occupancy	90.15%	—	90.15%	85.18%	93.63%	86.55%	4.16%
ADR	$396.99	$—	$396.99	$374.92	$435.51	$385.52	2.98%

PHILADELPHIA COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$26,461	$—	$26,461	$23,997	$—	$23,997	10.27%
Total Revenue	$32,044	$—	$32,044	$29,379	$273	$29,652	8.07%
EBITDA	$12,518	$—	$12,518	$11,312	$-1	$11,311	10.67%
EBITDA Margin	39.07%	—	39.07%	38.50%	—	38.15%	0.92%
Selected Operating Information:
RevPAR	$145.28	$—	$145.28	$131.81	$—	$131.81	10.22%
Occupancy	82.62%	—	82.62%	79.40%	—	79.40%	4.05%
ADR	$175.85	$—	$175.85	$166.01	$—	$166.01	5.93%

	Year Ended December 31,
	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition*	Pro Forma	Pro Forma
	2015	2015	2015	2014	2014	2014	% Variance
PLANO MARRIOTT LEGACY TOWN CENTER
Selected Financial Information:
Rooms Revenue	$20,263	$—	$20,263	$18,222	$—	$18,222	11.20%
Total Revenue	$32,033	$—	$32,033	$28,879	$594	$29,473	8.69%
EBITDA	$11,087	$—	$11,087	$9,876	$—	$9,876	12.26%
EBITDA Margin	34.61%	—	34.61%	34.20%	—	33.51%	1.10%
Selected Operating Information:
RevPAR	$137.41	$—	$137.41	$123.57	$—	$123.57	11.20%
Occupancy	71.03%	—	71.03%	69.12%	—	69.12%	2.76%
ADR	$193.45	$—	$193.45	$178.78	$—	$178.78	8.21%

SAN FRANCISCO COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$35,988	$—	$35,988	$33,984	$—	$33,984	5.90%
Total Revenue	$41,938	$—	$41,938	$39,148	$238	$39,386	6.48%
EBITDA	$13,688	$—	$13,688	$13,065	$1	$13,066	4.76%
EBITDA Margin	32.64%	—	32.64%	33.37%	—	33.17%	-0.54%
Selected Operating Information:
RevPAR	$243.45	$—	$243.45	$229.90	$—	$229.90	5.89%
Occupancy	91.10%	—	91.10%	89.89%	—	89.89%	1.34%
ADR	$267.24	$—	$267.24	$255.75	$—	$255.75	4.49%

SEATTLE COURTYARD DOWNTOWN
Selected Financial Information:
Rooms Revenue	$14,153	$—	$14,153	$13,194	$—	$13,194	7.27%
Total Revenue	$16,259	$—	$16,259	$15,339	$36	$15,375	5.75%
EBITDA	$6,561	$—	$6,561	$6,209	$—	$6,209	5.67%
EBITDA Margin	40.35%	—	40.35%	40.48%	—	40.38%	-0.03%
Selected Operating Information:
RevPAR	$155.10	$—	$155.10	$144.59	$—	$144.59	7.27%
Occupancy	79.39%	—	79.39%	80.35%	—	80.35%	-1.19%
ADR	$195.37	$—	$195.37	$179.94	$—	$179.94	8.57%

SEATTLE MARRIOTT WATERFRONT
Selected Financial Information:
Rooms Revenue	$27,419	$—	$27,419	$25,044	$—	$25,044	9.48%
Total Revenue	$36,144	$—	$36,144	$32,103	$399	$32,502	11.21%
EBITDA	$14,640	$—	$14,640	$13,016	$—	$13,016	12.48%
EBITDA Margin	40.50%	—	40.50%	40.54%	—	40.05%	0.46%
Selected Operating Information:
RevPAR	$209.84	$—	$209.84	$191.66	$—	$191.66	9.49%
Occupancy	82.22%	—	82.22%	79.67%	—	79.67%	3.20%
ADR	$255.20	$—	$255.20	$240.56	$—	$240.56	6.09%

ST THOMAS RITZ-CARLTON
Selected Financial Information:
Rooms Revenue	$2,642	$26,240	$28,882	$—	$24,213	$24,213	19.28%
Total Revenue	$3,884	$48,379	$52,263	$—	$45,033	$45,033	16.05%
EBITDA	$1,301	$7,667	$8,968	$—	$5,036	$5,036	78.07%
EBITDA Margin	33.50%	15.85%	17.16%	—	11.18%	11.18%	5.98%
Selected Operating Information:
RevPAR	$863.30	$418.91	$439.61	$—	$368.54	$368.54	19.28%
Occupancy	73.17%	80.01%	79.69%	—	67.89%	67.89%	17.38%
ADR	$1,179.85	$523.57	$551.63	$—	$542.82	$542.82	1.62%

TAMPA RENAISSANCE
Selected Financial Information:
Rooms Revenue	$14,625	$—	$14,625	$13,910	$—	$13,910	5.14%
Total Revenue	$21,934	$—	$21,934	$20,726	$492	$21,218	3.37%
EBITDA	$5,855	$—	$5,855	$5,649	$—	$5,649	3.65%
EBITDA Margin	26.69%	—	26.69%	27.26%	—	26.62%	0.07%
Selected Operating Information:
RevPAR	$136.75	$—	$136.75	$130.07	$—	$130.07	5.14%
Occupancy	77.96%	—	77.96%	80.38%	—	80.38%	-3.00%
ADR	$175.40	$—	$175.40	$161.82	$—	$161.82	8.39%

PRIME PROPERTIES TOTAL (12)
Selected Financial Information:
Rooms Revenue	$255,443	$32,154	$287,597	$226,495	$41,250	$267,745	7.41%
Total Hotel Revenue	$349,398	$57,185	$406,583	$307,193	$73,663	$380,856	6.76%
EBITDA	$114,347	$8,721	$123,068	$103,287	$10,279	$113,566	8.37%
EBITDA Margin	32.73%	15.25%	30.27%	33.62%	13.95%	29.82%	0.45%
Selected Operating Information:
RevPAR	$186.76	$432.43	$199.43	$171.37	$346.29	$185.83	7.32%
Occupancy	82.32%	79.67%	82.19%	81.62%	70.12%	80.67%	1.88%
ADR	$226.87	$542.81	$242.66	$209.96	$493.85	$230.36	5.34%

NOTES:

(1)         The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)         All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a)         Management fee expense was adjusted to reflect current contractual rates.

(b)         Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3)         See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

*       2014 pre-acquisition amounts include reclassifications to conform with the 2015 presentation resulting from the implementation of the revised Uniform System of Accounts for Lodging Industry.

ASHFORD HOSPITALITY  PRIME, INC. AND SUBSIDIARIES
RECONCILIATION OF HOTEL REVENUE & EBITDA FOR TRAILING TWELVE MONTHS
(dollars in thousands)
(unaudited)

THE FOLLOWING  SEASONALITY  TABLE REFLECTS THE TWELVE HOTELS INCLUDED IN THE COMPANY’S  OPERATIONS  AT DECEMBER 31, 2015:

	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition	Pro Forma	Actual	Pre-acquisition	Pro Forma
	2015	2015	2015	2015	2015	2015	2015	2015	2015	2015	2015	2015
	4th Quarter	4th Quarter	4th Quarter	3rd Quarter	3rd Quarter	3rd Quarter	2nd Quarter	2nd Quarter	2nd Quarter	1st Quarter	1st Quarter	1st Quarter

Total Hotel Revenue	$88,124	$7,706	$95,830	$90,725	$10,597	$101,322	$92,800	$18,719	$111,519	$77,749	$20,163	$97,912
Hotel EBITDA	$26,841	$-1	$26,840	$30,081	$774	$30,855	$33,902	$3,457	$37,359	$23,523	$4,491	$28,014
Hotel EBITDA Margin	30.46%	-0.01%	28.01%	33.16%	7.30%	30.45%	36.53%	18.47%	33.50%	30.26%	22.27%	28.61%

EBITDA % of Total TTM	23.5%	0.0%	21.8%	26.3%	8.9%	25.1%	29.6%	39.6%	30.3%	20.6%	51.5%	22.8%

JV Interests in EBITDA	$1,339	$—	$1,339	$1,427	$—	$1,427	$2,513	$—	$2,513	$1,675	$—	$1,675

	Actual	Pre-acquisition	Pro Forma
	2015	2015	2015
	TTM	TTM	TTM

Total Hotel Revenue	$349,398	$57,185	$406,583
Hotel EBITDA	$114,347	$8,721	$123,068
Hotel EBITDA Margin	32.73%	15.25%	30.27%

EBITDA % of Total TTM	100.0%	100.0%	100.0%

JV Interests in EBITDA	$6,954	$—	$6,954

NOTES:

(1)    The above pro forma information assumes the twelve hotel properties owned and included in the Company’s operations at December 31, 2015, were owned as of the beginning of each of the periods presented.

(2)    All pre-acquisition information was obtained by the applicable seller and has not been audited or reviewed. Adjustments have been made to the pre-acquisition results as indicated below:

(a) Management fee expense was adjusted to reflect current contractual rates.

(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.

(3)    See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

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